As filed with the Securities and Exchange Commission on October 20, 2003
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No.   )*

                 Alliance World Dollar Government Fund II, Inc.
                       (Name of Subject Company (Issuer))

                 Alliance World Dollar Government Fund II, Inc.
                  (Name of Filing Persons (Offeror and Issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    01879R106
                      (CUSIP Number of Class of Securities)

                              Edmund P. Bergan, Jr.
                        Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                          Patricia A. Poglinco, Esquire
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee

================================================================================
     Transaction Valuation                                  Amount of Filing Fee
--------------------------------------------------------------------------------
         $152,158,541.65 (a)......................          $12,309.63(b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 11,677,555 shares in the offer, based upon the net asset value per share of $13.03 at October 16, 2003.

(b)  Calculated as the Transaction Valuation multiplied by 0.00008090.

     / / Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     / / Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

     / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /x/ issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

================================================================================

                             Introductory Statement

         This Tender Offer Statement on Schedule TO relates to an offer by Alliance World Dollar Government Fund II, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 11,677,555 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)     Offer to Purchase, dated October 20, 2003.

(a)(1)(i)(A)  Consent of Ernst & Young LLP, dated October 20, 2003.

(a)(1)(ii)    Form of Letter of Transmittal.

(a)(1)(iii)   Form W-9, Form W-8BEN, and Form W-8IMY.

(a)(1)(iv)    Form of Notice of Guaranteed Delivery.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)   Instructions Regarding the Offer.

(a)(1)(viii)  Form of Letter to Stockholders Who Have Requested Information.

(a)(2)        None.

(a)(3)        Not Applicable.

(a)(4)        Not applicable.

(a)(5)(i)     Advertisement printed in The Wall Street Journal on October 20,
              2003.

(a)(5)(ii) Press release issued on October 14, 2003 (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on October 14, 2003).

(a)(5)(iii) Press release issued on September 15, 2003. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on October 14, 2003).

(b)           None.

(d) Advisory Agreement between Alliance World Dollar Government Fund II, Inc. and Alliance Capital Management L.P. dated July 27, 1993 (Previously filed as Exhibit 99.2g to the Fund's Registration Statement on Form N-2 submitted via EDGAR on October 5, 2001).

(g)           None.

(h)           None.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.


                                /s/ Edmund P. Bergan, Jr
                                ---------------------------
                                Name: Edmund P. Bergan, Jr.
                                Title: Secretary

Dated: October 20, 2003

                         Notice of Guaranteed Delivery
                            Regarding the Offer by


                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.


         To Purchase for Cash 11,677,555 of Its Issued and Outstanding
                      Shares at Net Asset Value Per Share

     This form must be used to accept the Offer (as defined below) if a Stockholder's certificates for Shares are not immediately available or if time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or before the Expiration Date. Each term used in this form that is not otherwise defined herein shall have the meaning specified in the Offer to Purchase dated October 20, 2003. This form must be signed by the Stockholder and sent to the Depositary by hand, overnight courier, mail or facsimile at the appropriate address or facsimile number set forth below. Tenders using this form may be made only by or through an Eligible Institution as defined in Section 4(b) of the Offer to Purchase.

                             Depositary Addresses:

                             By First Class Mail:

                         EquiServe Trust Company, N.A.
                            Attn: Corporate Actions
                                P.O. Box 43025
                           Providence, RI 02940-3025

                      By Registered, Certified Or Express
                          Mail Or Overnight Courier:

                         EquiServe Trust Company, N.A.
                            Attn: Corporate Actions
                               150 Royall Street
                               Canton, MA 02021

                                   By Hand:

                             Securities Transfer &
                           Reporting Services, Inc.
                       c/o EquiServe Trust Company, N.A.
                         100 William Street, Galleria
                              New York, NY 10038

                                 By Facsimile:

                         EquiServe Trust Company, N.A.
                                (781) 380-3388

Depositary Telephone Number to Confirm Receipt of Notices: (781) 843-1833, Ext.
                                      200

                          DELIVERY OF THIS INSTRUMENT
                    OTHER THAN AS SET FORTH ABOVE DOES NOT
                          CONSTITUTE VALID DELIVERY.

                             Ladies and Gentlemen:

     The undersigned hereby tenders to Alliance World Dollar Government Fund II, Inc. (the "Fund"), upon the terms and subject to the conditions set forth in its Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"), receipt of which are hereby acknowledged,
(i) the number of Shares specified below pursuant to the guaranteed delivery procedures set forth in Section 4(e) of the Offer to Purchase and (ii) all Shares held in the name(s) of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment Plan.


                    (Please Print Except for Signature(s))


                                        Number of Shares Tendered:


Certificate Nos. (if available):



If Shares will be tendered by book-entry transfer to The Depository Trust Company, please check box: [ ]


DTC Participant Number:

                                        Name(s) of Record Holder(s):



                                        Address:



                                        Telephone Number, including Area Code:


     If the undersigned is the beneficial owner of the Shares being tendered, the undersigned hereby represents and warrants that all Shares owned by the undersigned as of the date of purchase of Shares by the Fund pursuant to the Offer and all Shares attributed to the undersigned for Federal income tax purposes as of such date under Section 318 of the Internal Revenue Code of 1986, as amended, have been or will be tendered pursuant to the Offer.


Dated: _______________________, 2003


                                        Individual(s)


                                        Signature(s)


                                                    Entity


                                                 Name of Firm


                                              Authorized Signature


                                        Name:


                                        Title:

                                   GUARANTEE

     The undersigned, an Eligible Institution as defined in Section 4(b) of the Offer to Purchase, hereby, with respect to the Shares tendered hereby pursuant to the guaranteed delivery procedures set forth in Section 4(e) of the Offer to
Purchase: (a) represents that the person(s) named on the previous page "own(s)" such Shares within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended; (b) represents that the tender of such Shares complies with Rule 14e-4; and (c) guarantees to deliver to the Depositary certificates representing such Shares, in proper form for transfer (or to tender Shares pursuant to the procedure for book-entry transfer into the Depositary's account at The Depository Trust Company if so specified on the foregoing page), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, and any other required documents and the $25.00 Processing Fee payable to EquiServe Trust Company, N.A., prior to 5:00 P.M. Eastern Time on the second New York Stock Exchange trading day after the date of execution of this Guarantee.



                      (Please Print Except for Signature)



Name of Firm:



Authorized Signature:



Name:



Title:



Address:



                              (Include Zip Code)



   Telephone Number, including Area Code:



     Dated: _______________________, 2003

                    Form of Letter to Stockholders Who Have
                 Requested Information Regarding the Offer by

                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

         To Purchase for Cash 11,677,555 of Its Issued and Outstanding
                      Shares at Net Asset Value Per Share

Dear Stockholder:

     Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated October 20, 2003 of Alliance World Dollar Government Fund II, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 11,677,555 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on November 17, 2003, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON NOVEMBER 14, 2003, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond November 14, 2003, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date, as extended.

     Neither the Fund nor its Board of Directors nor Alliance Capital Management L.P. (the Fund's investment adviser) is making any recommendation to any holder of Shares as to whether to tender Shares. Each Stockholder is urged to consult the Stockholder's own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

     Your attention is called to the following:

       1. Unless extended, the Offer expires at 12:00 Midnight Eastern Time on November 14, 2003 and withdrawal rights expire at 5:00 P.M. Eastern Time on November 18, 2003.

       2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

       3. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of
   Section 318.

       4. If more than 11,677,555 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares.

       5. Each tendering stockholder is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. (the "Depositary") as a processing fee to help defray the cost associated with effecting the Offer. A broker, dealer, commercial bank, trust company or other nominee may also charge a fee for processing transactions on behalf of a Stockholder. Tendering Stockholders are not obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

     Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the Depositary at the number indicated in the Offer to Purchase.

                                Very truly yours,



                                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

                Form of Letter to Clients of Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
                            Regarding the Offer by

                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

         To Purchase for Cash 11,677,555 of Its Issued and Outstanding
                      Shares at Net Asset Value Per Share

To Our Clients:

     Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated October 20, 2003 of Alliance World Dollar Government Fund II, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 11,677,555 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on November 17, 2003, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON NOVEMBER 14, 2003, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond November 14, 2003, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date, as extended.

     The Offer is being made to fulfill an undertaking made in connection with the initial public offering of the Shares. Information regarding this undertaking, as well as information regarding possible future tender offers by the Fund, is set forth in the Offer to Purchase.

     The Offer to Purchase and the Letter of Transmittal are being forwarded to you as the beneficial owner of Shares held by us for your account but not registered in your name. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account. A tender of such Shares can be made only by us as the holder of record and only pursuant to your instructions.

     Your attention is called to the following:

       1. Unless extended, the Offer expires at 12:00 Midnight Eastern Time on November 14, 2003 and withdrawal rights expire at 5:00 P.M. Eastern Time on November 18, 2003.

       2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

       3. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of
   Section 318.

       4. If more than 11,677,555 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open and not timely withdrawn), unless the Fund determines not to purchase any Shares.

       5. Each tendering stockholder is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. as a processing fee to help defray the cost associated with effecting the Offer. A broker, dealer, commercial bank, trust company or other nominee may also charge a fee for processing transactions on behalf of a Stockholder. Tendering Stockholders are not obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares of the Fund pursuant to the Offer.

     IF YOU WISH TO HAVE US TENDER YOUR SHARES, PLEASE SO INSTRUCT US BY COMPLETING, EXECUTING AND RETURNING TO US THE INSTRUCTION FORM ON THE REVERSE SIDE HEREOF. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE OFFER. THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON NOVEMBER 14, 2003, UNLESS EXTENDED.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                                        Very truly yours,

                      Instructions Regarding the Offer by

                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

         To Purchase for Cash 11,677,555 of Its Issued and Outstanding
                      Shares at Net Asset Value Per Share

     THIS FORM IS NOT TO BE USED TO TENDER SHARES DIRECTLY TO THE DEPOSITARY. IT SHOULD BE SENT TO YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF THAT FIRM IS THE HOLDER OF RECORD OF YOUR SHARES AND WILL BE EFFECTING THE TENDER ON YOUR BEHALF.

     DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO TENDER YOUR SHARES.

     The undersigned acknowledge(s) receipt of your letter and the accompanying Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer") in connection with the Offer by Alliance World Dollar Government Fund II, Inc. (the "Fund") to purchase 11,677,555 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), at the net asset value per Share as of the close of the regular trading session of the New York Stock Exchange on the date after the Expiration Date (as defined in the Offer to Purchase), on the terms and subject to the conditions of the Offer.

     The undersigned hereby instructs you to tender to the Fund all Shares that are held by you for the account of the undersigned, including all uncertificated Shares that may be held for the account of the undersigned by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment Plan, upon the terms and subject to the conditions of the Offer.

     The undersigned hereby represents and warrants that: (i) all Shares owned by the undersigned as of the date of purchase of Shares pursuant to the Offer and all Shares attributed to the undersigned for Federal income tax purposes as of such date under Section 318 of the Internal Revenue Code of 1986, as amended, have been or will be tendered pursuant to the Offer; (ii) the undersigned has a "net long position" in such Shares within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended; and
(iii) the tender of such Shares complies with Rule 14e-4.


                    (Please Print Except for Signature(s))

Account Number:


Name(s) and Tax Identification or Social Security Number(s) of Beneficial Owner(s):



Address:



Telephone Number(s) including Area Code(s):



(Signature of beneficial owner)                 (Signature of additional beneficial owner, if any)


Dated: _______________________, 2003

                             LETTER OF TRANSMITTAL

             to Accompany Shares of Common Stock, $0.01 Par Value

                                      of

                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

       Tendered Pursuant to the Offer to Purchase Dated October 20, 2003

             THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME
               ON NOVEMBER 14, 2003, UNLESS THE OFFER IS EXTENDED

                  Depositary Telephone Number: (800) 219-4218

                             Depositary Addresses:

                                By Registered, Certified or Express Mail
     By First Class Mail:                 or Overnight Courier:                        By Hand:

EquiServe Trust Company, N.A.         EquiServe Trust Company, N.A.             Securities Transfer &
     Attn: Corporate Actions             Attn: Corporate Actions               Reporting Services, Inc.
          P.O. Box 43025                    150 Royall Street             c/o EquiServe Trust Company, N.A.
   Providence, RI 02940-3025                Canton, MA 02021                 100 William Street, Galleria
                                                                                  New York, NY 10038

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

------------------------------------------------------------------------------------------------------------------------------------
                                                   DESCRIPTION OF SHARES TENDERED
                                                     (See Instructions 3 and 4)
   Name(s) and Address(es) of Registered Owner(s)
    (Please Fill in, if Blank, Exactly the Name(s) in
              Which Shares Are Registered)
     (Attach Additional Signed List, if Necessary)                                                 Shares Tendered*
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Total Number of
                                                                                           Share Certificate   Shares Represented
                                                                                              Number(s)**      by Certificate(s)*
                                                                                           -----------------------------------------
                                                                                           -----------------------------------------
                                                                                           -----------------------------------------
                                                                                           -----------------------------------------

                                                                                           Total Shares ....
------------------------------------------------------------------------------------------------------------------------------------

* If the Shares tendered hereby are in certificate form, the certificates representing such Shares MUST be returned together with this Letter of Transmittal.

**   Need not be completed for Book-Entry Shares.

     This Letter of Transmittal is to be used (a) if you desire to effect the tender transaction yourself, (b) if you intend to request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you and the Shares are not registered in the name of such broker, dealer, commercial bank, trust company or other nominee, and (c) by a broker, dealer, commercial bank, trust company or other nominee effecting the transaction as a registered owner or on behalf of a registered owner. To accept the Offer in accordance with its terms, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), any certificates representing Shares tendered, and any other documents required by this Letter of Transmittal and a check payable to EquiServe Trust Company, N.A. (the "Depositary") in the amount of $25.00 (the "Processing Fee"), must be mailed or delivered to the Depositary at an appropriate address set forth above and must be received by the Depositary prior to 12:00 Midnight Eastern Time on November 14, 2003, or such later time and date to which the Offer is extended, unless the tendering party has satisfied the conditions for guaranteed delivery described in Section 4(e) of the Offer to Purchase. Delivery of documents to a book-entry transfer facility does not constitute delivery to the Depositary.

THE UNDERSIGNED ALSO TENDERS ALL UNCERTIFICATED SHARES HELD IN THE NAME(S) OF THE UNDERSIGNED BY THE FUND'S TRANSFER AGENT PURSUANT TO THE FUND'S DIVIDEND REINVESTMENT PLAN, IF ANY. CHECK THIS BOX / / IF THERE ARE ANY SUCH SHARES.

/ / THIS BOX SHOULD BE CHECKED IF, IN ADDITION TO SHARES TENDERED HEREBY, SHARES
    ARE ALSO CONSTRUCTIVELY OWNED BY THE UNDERSIGNED AS DETERMINED UNDER
    SECTION 318 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED BY EACH REGISTERED OWNER OF SHARES WHICH ARE CONSIDERED TO BE CONSTRUCTIVELY OWNED BY THE UNDERSIGNED.

       The boxes below are to be checked by eligible institutions only.

/ / CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE DEPOSITORY TRUST COMPANY ("DTC") AND COMPLETE THE FOLLOWING:

    NAME OF TENDERING INSTITUTION: _____________________________________________

    DTC PARTICIPANT NUMBER: ____________________________________________________

/ / CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF
    GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
    FOLLOWING:

    NAME(S) OF REGISTERED HOLDER(S): ___________________________________________

    WINDOW TICKET NUMBER (IF ANY): _____________________________________________

    DATE OF EXECUTION OF NOTICE OF GUARANTEED DELIVERY: ________________________

   NAME OF ELIGIBLE INSTITUTION WHICH GUARANTEED DELIVERY: _____________________

   DTC PARTICIPANT NUMBER (IF DELIVERED BY BOOK-ENTRY TRANSFER): _______________

                   NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The person(s) signing this Letter of Transmittal (the "Signor") hereby tender(s) to Alliance World Dollar Government Fund II, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), the above-described shares of common stock, par value $0.01 per share (the "Shares"), of the Fund, for purchase by the Fund at a price (the "Purchase Price") equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange on November 17, 2003 (or, if the Offer as defined below is extended, on the date after the Expiration Date as defined in the Offer to Purchase) in cash, under the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together with any amendments or supplements thereto collectively constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund, all right, title and interest in and to all of the Shares that are being tendered hereby that are purchased pursuant to the Offer, and hereby irrevocably constitutes and appoints EquiServe Trust Company, N.A. (the "Depositary") as attorney-in-fact of the Signor with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) present certificate(s) for such Shares, if any, for cancellation and transfer on the Fund's books and (b) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions set forth in the Offer.

     The Signor hereby represents and warrants that (a) the Signor, if a broker, dealer, commercial bank, trust company or other nominee, has obtained the tendering Stockholder's instructions to tender pursuant to the terms and conditions of this Offer in accordance with the letter from the Fund to brokers, dealers, commercial banks, trust companies and other nominees; (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents that the Depositary or the Fund deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby; and (d) the Signor has read and agrees to all of the terms and conditions of the Offer.

     The name(s) and address(es) of the registered owner(s) should be printed as on the registration of the Shares. If the Shares tendered hereby are in certificate form, the certificate(s) representing such Shares must be returned together with this Letter of Transmittal.

     The Signor recognizes that, under certain circumstances as set forth in the Offer to Purchase, the Fund may amend, extend or terminate the Offer or may not be required to purchase any of the Shares tendered hereby. In any such event, the Signor understands that certificate(s) for the Shares not purchased, if any, will be returned to the Signor at its registered address unless otherwise indicated under the Special Delivery Instructions below. The Signor recognizes that the Fund has no obligation, pursuant to the Special Payment Instructions set forth below, to transfer any Shares from the name of the registered owner thereof if the Fund purchases none of such Shares.

     The Signor understands that acceptance of Shares by the Fund for payment will constitute a binding agreement between the Signor and the Fund upon the terms and subject to the conditions of the Offer.

     The check for the purchase price of the tendered Shares purchased will be issued to the order of the Signor and mailed to the address indicated, unless otherwise indicated below in the box titled Special Payment Instructions or the box titled Special Delivery Instructions. The Fund will not pay interest on the purchase price under any circumstances.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Signor and all obligations of the Signor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Signor. Except as stated in the Offer, this tender is irrevocable.

     Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price for any Shares purchased and/or return any Share certificates not accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name of, and deliver such check and/or return any such Share certificates to, the person(s) so indicated. The undersigned recognizes that the Fund has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Fund does not accept for payment any of the Shares tendered hereby.

                         SPECIAL PAYMENT INSTRUCTIONS
                       (See Instructions 1, 5, 6 and 7)

    To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment, is to be issued in the name of someone other than the undersigned.

  Issue: / / Check to:
         / / Certificate(s) to:

  Name(s) _____________________________
                (Please Print)

  Address(es) _________________________

  _____________________________________

  _____________________________________
           (Include Zip Code)

  _____________________________________
        (Tax Identification or
       Social Security Number(s))

                         SPECIAL DELIVERY INSTRUCTIONS
                       (See Instructions 1, 5, 6 and 7)

    To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment and issued in the name of the registered owner(s), is to be sent to someone other than the registered owner(s) or to the registered owner(s) at an address other than that shown above.

  Mail:  / / Check to:
         / / Certificate(s) to:

  Name(s) _____________________________
                (Please Print)

  Address(es) _________________________

  _____________________________________

  _____________________________________
           (Include Zip Code)

  _____________________________________
        (Tax Identification or
       Social Security Number(s))


                           STOCKHOLDER(S) SIGN HERE
                          (See Instructions 1 and 5)
                       (Please See Substitute Form W-9)
                      (Please Print Except for Signature)

   Must be signed by registered owner(s) exactly as Shares are registered. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 5. Signature guarantees are required in certain circumstances. See Instruction 1. By signing this Letter of Transmittal, you represent that you have read the entire Letter of Transmittal.

________________________________________________________________________________
                (Signature(s) Exactly as Shares Are Registered)

Dated _______________________, 2003

Name(s) ________________________________________________________________________

________________________________________________________________________________
      (Please Print Name(s) of Owner(s) Exactly as Shares Are Registered)

________________________________________________________________________________
               (Tax Identification or Social Security Number(s))

Daytime Telephone Number, including Area Code __________________________________

                           GUARANTEE OF SIGNATURE(S)
                          (See Instructions 1 and 5)
                      (Please Print Except for Signature)

Authorized Signature ___________________________________________________________

Name ___________________________________________________________________________

Title __________________________________________________________________________

Name of Firm ___________________________________________________________________

Address ________________________________________________________________________

________________________________________________________________________________
                              (Include Zip Code)

Telephone Number, including Area Code __________________________________________

Dated ______________________, 2003

                                 INSTRUCTIONS

             Forming Part of the Terms and Conditions of the Offer

     1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Shares tendered hereby (including, for purposes of this document, any participant in the book-entry transfer facility of The Depository Trust Company ("DTC") whose name appears on DTC's security position listing as the owner of Shares), unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" included in this Letter of Transmittal, or (b) the Shares are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

     2. Delivery of Letter of Transmittal and Certificates. This Letter of Transmittal is to be used (a) if Shares are to be forwarded herewith, (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment Plan are to be tendered, or (c) if tenders are to be made by book-entry transfer to the account maintained by the Depositary pursuant to the procedure set forth in Section 4 of the Offer to Purchase.

     THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. Delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Stockholders have the responsibility to cause their Shares (in proper certificated or uncertificated form), this Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s) and any other documents required by this Letter of Transmittal and the Processing Fee to be timely delivered in accordance with the Offer.

     The Fund will not accept any alternative, conditional or contingent tenders. All tendering Stockholders, brokers, dealers, commercial banks, trust companies and other nominees, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their tender.

     3. Inadequate Space. If the space provided in any of the boxes to be completed is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached hereto.

     4. Tender of All Shares Held by the Stockholder. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of Section 318. If more than 11,677,555 Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering Stockholder.

   5. Signatures on Letter of Transmittal, Authorizations and Endorsements.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     If any of the tendered Shares are registered in different names (including Shares attributed to the tendering Stockholder for Federal income tax purposes under Section 318 of the Code) on several certificates, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     If this Letter of Transmittal or any certificate for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority so to act must be submitted.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     6. Transfer Taxes. The Fund will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of the transfer to such person(s) will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

     7. Special Payment and Delivery Instructions. If certificate(s) for unpurchased Shares and/or check(s) are to be issued in the name of a person other than the registered owner(s) or if such certificate(s) and/or check(s) are to be sent to someone other than the registered owner(s) or to the registered owner(s) at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" in this Letter of Transmittal must be completed.

     8. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase or pay for, any Shares if, in the opinion of the Fund's counsel, accepting, purchasing or paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or Stockholder(s). The Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding.

     NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE INVESTMENT ADVISER, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

     9. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Depositary at the mailing address provided above or by telephoning (800) 219-4218. Requests for additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to Georgeson Shareholder Communications, Inc., the Distribution Agent, by telephoning (212) 806-8564 (Attention: Sean Butcher). Stockholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee. Stockholders who do not own Shares directly are required to tender their Shares through their broker, dealer, commercial bank, trust company or other nominee and should NOT submit this Letter of Transmittal to the Depositary.

     10. Restriction on Short Sales. Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, make it unlawful for any person, acting alone or in concert with others, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a "net long position" equal to or greater than the amount tendered in (a) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to the person making the Offer within the period specified in the Offer, or (b) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to the Fund prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Shares by the Fund for payment will constitute a binding agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer, including the tendering Stockholder's representation that the Stockholder has a "net long position" in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

     11. Backup Withholding Tax. Under the U.S. federal income tax laws, the Depositary may be required to withhold 28% of the amount of any payment made to certain holders pursuant to the Offer. In order to avoid such backup withholding tax, each tendering U.S. Stockholder who has not already submitted a correct, completed and signed Form W-9 or Substitute Form W-9 to the Fund should provide the Depositary with the Stockholder's correct taxpayer identification number ("TIN") by completing a Substitute Form W-9, a copy of which is included in this Letter of Transmittal. In general, if a U.S. Stockholder is an individual, the TIN is the individual's Social Security number. If the Depositary is not provided with the correct TIN, the U.S. Stockholder may be subject to a penalty imposed by the Internal Revenue Service. Certain U.S. Stockholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid the possible erroneous imposition of a backup withholding tax.

     In order for a non-U.S. Stockholder to avoid the 28% backup withholding tax, the non-U.S. Stockholder must submit a statement to the Depositary signed under penalties of perjury attesting as to its non-U.S. status. A copy of Form W-8BEN and Form W-8IMY and instructions for completing those forms are enclosed for such Stockholders.

     Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding tax will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the Stockholder may claim a refund from the Internal Revenue Service. All Stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Offer.

     The tax information set forth above is included for general information only and may not be applicable to the situations of certain taxpayers.

                                  *    *    *

     IMPORTANT: THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED AND BEARING ORIGINAL SIGNATURE(S) AND THE ORIGINAL OF ANY REQUIRED SIGNATURE GUARANTEE(S), SHARES (IN PROPER CERTIFICATED OR UNCERTIFICATED FORM) AND OTHER REQUIRED DOCUMENTS AND THE PROCESSING FEE MUST BE RECEIVED BY THE DEPOSITARY, OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER.

Form W-9
(Rev. January 2003)                                    Request for Taxpayer                                        Give form to the
Department of the Treasury                   Identification Number and Certification                               requester. Do not
Internal Revenue Service                                                                                           send to the IRS.
====================================================================================================================================
          Print or Type
See Specific Instructions on page 2.
------------------------------------
 Name
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 Business name, if different from above

------------------------------------------------------------------------------------------------------------------------------------
                             Individual/                                                                          Exempt from backup
 Check appropriate box:  [ ] Sole proprietor  [ ] Corporation  [ ] Partnership  [ ] Other >..............     [ ] withholding
------------------------------------------------------------------------------------------------------------------------------------
 Address (number, street, and apt. or suite no.)                                     Requester's name and address (optional)

--------------------------------------------------------------------------------
 City, state, and ZIP code

------------------------------------------------------------------------------------------------------------------------------------
 List account number(s) here (optional)

====================================================================================================================================
Part I     Taxpayer Identification Number (TIN)
------------------------------------------------------------------------------------------------------------------------------------

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN).    ------------------------------
However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions    Social security number
on page 3. For other entities, it is your employer identification number (EIN). If you do not have    | | | - | - | | | |
a number, see How to get a TIN on page 3.                                                             ------------------------------
                                                                                                                    or
Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose        ------------------------------
number to enter.                                                                                      Employer identification number
                                                                                                      | | - | | | | | | |
====================================================================================================================================
Part II    Certification
------------------------------------------------------------------------------------------------------------------------------------
Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the
   Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)
------------------------------------------------------------------------------------------------------------------------------------
Sign  |  Signature of
Here  |  U.S. person >                                                     Date >
====================================================================================================================================
Purpose of Form                                                     Nonresident alien who becomes a resident alien.
                                                                    Generally, only a nonresident alien individual may use the terms
A person who is required to file an information return with the     of a tax treaty to reduce or eliminate U.S. tax on certain types
IRS, must obtain your correct taxpayer identification number        of income. However, most tax treaties contain a provision known
(TIN) to report, for example, income paid to you, real estate       as a "saving clause." Exceptions specified in the saving clause
transactions, mortgage interest you paid, acquisition or            may permit an exemption from tax to continue for certain types
abandonment of secured property, cancellation of debt, or           of income even after the recipient has otherwise become a U.S.
contributions you made to an IRA.                                   resident alien for tax purposes.

U.S. person. Use Form W-9 only if you are a U.S. person             If you are a U.S. resident alien who is relying on an exception
(including a resident alien), to provide your correct TIN to the    contained in the saving clause of a tax treaty to claim an
person requesting it (the requester) and, when applicable, to:      exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:
   1. Certify that the TIN you are giving is correct (or you are
waiting for a number to be issued),                                    1. The treaty country. Generally, this must be the same
                                                                    treaty under which you claimed exemption from tax as a
   2. Certify that you are not subject to backup withholding, or    nonresident alien.

   3. Claim exemption from backup withholding if you are a U.S.        2. The treaty article addressing the income.
exempt payee.
                                                                       3. The article number (or location) in the tax treaty that
   Note: If a requester gives you a form other than Form W-9 to     contains the saving clause and its exceptions.
request your TIN, you must use the requester's form if it is
substantially similar to this Form W-9.                                4. The type and amount of income that qualifies for the
                                                                    exemption from tax.
Foreign person. If you are a foreign person, use the appropriate
Form W-8 (see Pub. 515, Withholding of Tax on Nonresident Aliens       5. Sufficient facts to justify the exemption from tax under
and Foreign Entities).                                              the terms of the treaty article.
====================================================================================================================================
                                                           Cat. No. 10231X                                    Form W-9 (Rev. 1-2003)

Form W-9 (Rev. 1-2003)                                                                                                        Page 2
====================================================================================================================================

Example. Article 20 of the U.S.-China income tax treaty allows      Specific Instructions
an exemption from tax for scholarship income received by a
Chinese student temporarily present in the United States. Under     Name
U.S. law, this student will become a resident alien for tax
purposes if his or her stay in the United States exceeds 5          If you are an individual, you must generally enter the name
calendar years. However, paragraph 2 of the first Protocol to       shown on your social security card. However, if you have changed
the U.S.-China treaty (dated April 30, 1984) allows the             your last name, for instance, due to marriage without informing
provisions of Article 20 to continue to apply even after the        the Social Security Administration of the name change, enter
Chinese student becomes a resident alien of the United States. A    your first name, the last name shown on your social security
Chinese student who qualifies for this exception (under             card, and your new last name.
paragraph 2 of the first protocol) and is relying on this
exception to claim an exemption from tax on his or her                 If the account is in joint names, list first, and then
scholarship or fellowship income would attach to Form W-9 a         circle, the name of the person or entity whose number you
statement that includes the information described above to          entered in Part I of the form.
support that exemption.
                                                                    Sole proprietor. Enter your individual name as shown on your
   If you are a nonresident alien or a foreign entity not           social security card on the "Name" line. You may enter your
subject to backup withholding, give the requester the               business, trade, or "doing business as (DBA)" name on the
appropriate completed Form W-8.                                     "Business name" line.

What is backup withholding? Persons making certain payments to      Limited liability company (LLC). If you are a single-member LLC
you must under certain conditions withhold and pay to the IRS       (including a foreign LLC with a domestic owner) that is
30% of such payments (29% after December 31, 2003; 28% after        disregarded as an entity separate from its owner under Treasury
December 31, 2005). This is called "backup withholding."            regulations section 301.7701-3, enter the owner's name on the
Payments that may be subject to backup withholding include          "Name" line. Enter the LLC's name on the "Business name" line.
interest, dividends, broker and barter exchange transactions,
rents, royalties, nonemployee pay, and certain payments from        Other entities. Enter your business name as shown on required
fishing boat operators. Real estate transactions are not subject    Federal tax documents on the "Name" line. This name should match
to backup withholding.                                              the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on
   You will not be subject to backup withholding on payments you    the "Business name" line.
receive if you give the requester your correct TIN, make the
proper certifications, and report all your taxable interest and     Note: You are requested to check the appropriate box for your
dividends on your tax return.                                       status (individual/sole proprietor, corporation, etc. ).

Payments you receive will be subject to backup withholding if:      Exempt From Backup Withholding

   1. You do not furnish your TIN to the requester, or              If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from
   2. You do not certify your TIN when required (see the Part II    backup withholding" box in the line following the business name,
instructions on page 4 for details), or                             sign and date the form.

   3. The IRS tells the requester that you furnished an                Generally, individuals (including sole proprietors) are not
incorrect TIN, or                                                   exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and
   4. The IRS tells you that you are subject to backup              dividends.
withholding because you did not report all your interest and
dividends on your tax return (for reportable interest and           Note: If you are exempt from backup withholding, you should
dividends only), or                                                 still complete this form to avoid possible erroneous backup withholding.
   5. You do not certify to the requester that you are not
subject to backup withholding under 4 above (for reportable         Exempt payees. Backup withholding is not required on any
interest and dividend accounts opened after 1983 only).             payments made to the following payees:

   Certain payees and payments are exempt from backup                  1. An organization exempt from tax under section 501(a), any
withholding. See the instructions below and the separate            IRA, or a custodial account under section 403(b)(7) if the
Instructions for the Requester of Form W-9.                         account satisfies the requirements of section 401(f)(2);

Penalties                                                              2. The United States or any of its agencies or
                                                                    instrumentalities;
   Failure to furnish TIN. If you fail to furnish your correct
TIN to a requester, you are subject to a penalty of $50 for each       3. A state, the District of Columbia, a possession of the
such failure unless your failure is due to reasonable cause and     United States, or any of their political subdivisions or
not to willful neglect.                                             instrumentalities;

   Civil penalty for false information with respect to                 4. A foreign government or any of its political subdivisions,
withholding. If you make a false statement with no reasonable       agencies, or instrumentalities; or
basis that results in no backup withholding, you are subject to
a $500 penalty.                                                        5. An international organization or any of its agencies or instrumentalities.
   Criminal penalty for falsifying information. Willfully
falsifying certifications or affirmations may subject you to           Other payees that may be exempt from backup withholding
criminal penalties including fines and/or imprisonment.             include:

   Misuse of TINs. If the requester discloses or uses TINs in          6. A corporation;
violation of Federal law, the requester may be subject to civil
and criminal penalties.                                                7. A foreign central bank of issue;

                                                                       8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

Form W-9 (Rev. 1-2003)                                                                                                        Page 3
====================================================================================================================================

   9. A futures commission merchant registered with the             Part I. Taxpayer Identification Number (TIN)
Commodity Futures Trading Commission;
                                                                    Enter your TIN in the appropriate box. If you are a resident
   10. A real estate investment trust;                              alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number
   11. An entity registered at all times during the tax year        (ITIN). Enter it in the social security number box. If you do
under the Investment Company Act of 1940;                           not have an ITIN, see How to get a TIN below.

   12. A common trust fund operated by a bank under section            If you are a sole proprietor and you have an EIN, you may
584(a);                                                             enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
   13. A financial institution;
                                                                       If you are a single-owner LLC that is disregarded as an
   14. A middleman known in the investment community as a           entity separate from its owner (see Limited liability company
nominee or custodian; or                                            (LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity['s
   15. A trust exempt from tax under section 664 or described in    EIN.
section 4947.
                                                                    Note: See the chart on page 4 for further clarification of name
   The chart below shows types of payments that may be exempt       and TIN combinations.
from backup withholding. The chart applies to the exempt
recipients listed above, 1 through 15.                              How to get a TIN. If you do not have a TIN, apply for one
                                                                    immediately. To apply for an SSN, get Form SS-5, Application for
================================================================    a Social Security Card, from your local Social Security
If the payment is for ...        THEN the payment is exempt         Administration office or get this form on-line at
                                 for ...                            www.ssa.gov/online/ss5.html. You may also get this form by
----------------------------------------------------------------    calling 1-800-772-1213. Use Form W-7, Application for IRS
Interest and dividend payments   All exempt recipients except       Individual Taxpayer Identification Number, to apply for an ITIN,
                                 for 9                              or Form SS-4, Application for Employer Identification Number, to
----------------------------------------------------------------    apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by
Broker transactions              Exempt recipients 1 through 13.    calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site
                                 Also, a person registered under    at www.irs.gov.
                                 the Investment Advisers Act of
                                 1940 who regularly acts as a       If you are asked to complete Form W-9 but do not have a TIN,
                                 broker                             write "Applied For" in the space for the TIN, sign and date the
----------------------------------------------------------------    form, and give it to the requester. For interest and dividend
Barter exchange transactions     Exempt recipients 1 through 5      payments, and certain payments made with respect to readily
and patronage dividends                                             tradable instruments, generally you will have 60 days to get a
----------------------------------------------------------------    TIN and give it to the requester before you are subject to
Payments over $600 required      Generally, exempt recipients       backup withholding on payments. The 60-day rule does not apply
to be reported and direct        1 through 7 (2)                    to other types of payments. You will be subject to backup
sales over $5,000 (1)                                               withholding on all such payments until you provide your TIN to
================================================================    the requester.

(1) See Form 1099-MISC, Miscellaneous Income, and its               Note: Writing "Applied For" means that you have already applied
    instructions.                                                   for a TIN or that you intend to apply for one soon.

(2) However, the following payments made to a corporation           Caution: A disregarded domestic entity that has a foreign owner
    (including gross proceeds paid to an attorney under section     must use the appropriate Form W-8.
    6045(f), even if the attorney is a corporation) and
    reportable on Form 1099-MISC are not exempt from backup
    withholding: medical and health care payments, attorneys'
    fees; and payments for services paid by a Federal executive agency.

Form W-9 (Rev. 1-2003)                                                                                                        Page 4
====================================================================================================================================

Part II. Certification                                              What Name and Number To Give the Requester

To establish to the withholding agent that you are a U.S.           ================================================================
person, or resident alien, sign Form W-9. You may be requested      For this type of account:            Give name and SSN of:
to sign by the withholding agent even if items 1, 3, and 5 below    ----------------------------------------------------------------
indicate otherwise.
                                                                     1. Individual                       The individual
   For a joint account, only the person whose TIN is shown in
Part I should sign (when required). Exempt recipients, see           2. Two or more individuals (joint   The actual owner of the
Exempt from backup withholding on page 2.                               account)                         account or, if combined
                                                                                                         funds, the first individual
Signature requirements. Complete the certification as indicated                                          on the account (1)
in 1 through 5 below.
                                                                     3. Custodian account of a minor     The minor (2)
   1. Interest, dividend, and barter exchange accounts opened           (Uniform Gift to Minors Act)
before 1984 and broker accounts considered active during 1983.
You must give your correct TIN, but you do not have to sign the      4. a. The usual revocable           The grantor-trustee (1)
certification.                                                             savings trust (grantor is
                                                                           also trustee)
   2. Interest, dividend, broker, and barter exchange accounts
opened after 1983 and broker accounts considered inactive during        b. So-called trust account       The actual owner (1)
1983. You must sign the certification or backup withholding will           that is not a legal or
apply. If you are subject to backup withholding and you are                valid trust under state
merely providing your correct TIN to the requester, you must               law
cross out item 2 in the certification before signing the form.
                                                                     5. Sole proprietorship or           The owner (3)
   3. Real estate transactions. You must sign the certification.        single-owner LLC
You may cross out item 2 of the certification.                      ================================================================
                                                                    For this type of account:            Give name and EIN of:
   4. Other payments. You must give your correct TIN, but you do    ----------------------------------------------------------------
not have to sign the certification unless you have been notified
that you have previously given an incorrect TIN. "Other              6. Sole proprietorship or           The owner (3)
payments" include payments made in the course of the requester's        single-owner LLC
trade or business for rents, royalties, goods (other than bills
for merchandise), medical and health care services (including        7. A valid trust, estate, or        Legal entity (4)
payments to corporations), payments to a nonemployee for                pension trust
services, payments to certain fishing boat crew members and
fishermen, and gross proceeds paid to attorneys (including           8. Corporate or LLC electing        The corporation
payments to corporations).                                              corporate status on Form
                                                                        8832
   5. Mortgage interest paid by you, acquisition or abandonment
of secured property, cancellation of debt, qualified tuition         9. Association, club, religious,    The organization
program payments (under section 529), IRA or Archer MSA                 charitable, educational, or
contributions or distributions, and pension distributions. You          other tax-exempt organization
must give your correct TIN, but you do not have to sign the
certification.                                                      10. Partnership or multi-member      The partnership
                                                                        LLC

                                                                    11. A broker or registered           The broker or nominee
                                                                        nominee

                                                                    12. Account with the Department      The public entity
                                                                        of Agriculture in the name of
                                                                        a public entity (such as a
                                                                        state or local government,
                                                                        school district, or prison)
                                                                        that receives agricultural
                                                                        program payments
                                                                    ================================================================

                                                                    (1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

                                                                    (2) Circle the minor's name and furnish the minor's SSN.

                                                                    (3)You must show your individual name, but you may also enter your business or "DBA" name. You may use either your SSN or EIN
                                                                    (if you have one).

                                                                    (4)List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal
                                                                    representative or trustee unless the legal entity itself is not designated in the account title.)

                                                                    Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

====================================================================================================================================

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the
Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce
Federal nontax criminal laws and to combat terrorism.

   You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

                                                           [RECYCLE LOGO]

Form W-8BEN                                   Certificate of Foreign Status of Beneficial Owner
(Rev. December 2000)                                  for United States Tax Withholding
Department of the Treasury   > Section references are to the Internal Revenue Code. > See separate instructions.   OMB No. 1545-1621
Internal Revenue Service         > Give this form to the withholding agent or payer. Do not send to the IRS.
====================================================================================================================================
Do not use this form for:                                                                                         Instead, use Form:
o A U.S. citizen or other U.S. person, including a resident alien individual . . . . . . . . . . . . . . . . . . . . . . . . . . W-9
o A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . W-8ECI
o A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions) . . . W-8ECI or W-8IMY
o A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b)
  (see instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8ECI or W-8EXP
Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.
o A person acting as an intermediary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8IMY
Note: See instructions for additional exceptions.
====================================================================================================================================
Part I     Identification of Beneficial Owner (See instructions.)
------------------------------------------------------------------------------------------------------------------------------------
 1  Name of individual or organization that is the beneficial owner                      2  Country of incorporation or organization
------------------------------------------------------------------------------------------------------------------------------------
 3  Type of beneficial owner:  [ ] Individual               [ ] Corporation  [ ] Disregarded entity  [ ] Partnership [ ]Simple trust
    [ ] Grantor trust          [ ] Complex trust            [ ] Estate       [ ] Government          [ ] International organization
    [ ] Central bank of issue  [ ] Tax-exempt organization  [ ] Private foundation
------------------------------------------------------------------------------------------------------------------------------------
 4  Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.

------------------------------------------------------------------------------------------------------------------------------------
    City or town, state or province. Include postal code where appropriate.                         Country (do not abbreviate)

------------------------------------------------------------------------------------------------------------------------------------
 5  Mailing address (if different from above)

------------------------------------------------------------------------------------------------------------------------------------
    City or town, state or province. Include postal code where appropriate.                         Country (do not abbreviate)

------------------------------------------------------------------------------------------------------------------------------------
 6  U.S. taxpayer identification number, if required (see instructions)          7 Foreign tax identifying number, if any (optional)
                                                   [ ] SSN or ITIN  [ ] EIN
------------------------------------------------------------------------------------------------------------------------------------
 8  Reference number(s) (see instructions)

====================================================================================================================================
Part II    Claim of Tax Treaty Benefits (if applicable)
------------------------------------------------------------------------------------------------------------------------------------
 9  I certify that (check all that apply):
  a [ ] The beneficial owner is a resident of .......... within the meaning of the income tax treaty between the United States and that country.
  b [ ] If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
  c [ ] The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).
  d [ ] The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).
  e [ ] The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate,
        $500,000.

10  Special rates and conditions (if applicable--see instructions): The beneficial owner is claiming the provisions of Article......
    of the treaty identified on line 9a above to claim a..........% rate of withholding on (specify type of income):................
    Explain the reasons the beneficial owner meets the terms of the treaty article:.................................................
    ................................................................................................................................

====================================================================================================================================
Part III   Notional Principal Contracts
------------------------------------------------------------------------------------------------------------------------------------
11 [ ] I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.
====================================================================================================================================
Part IV    Certification
------------------------------------------------------------------------------------------------------------------------------------
Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:
o I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
o The beneficial owner is not a U.S. person,
o The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, and
o For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.
Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here > ...................................................................      .................      ........................
            Signature of beneficial owner (or individual authorized to sign for      Date (MM-DD-YYYY)      Capacity in which acting
            beneficial owner)
====================================================================================================================================
For Paperwork Reduction Act Notice, see separate instructions.               Cat. No. 25047Z              Form W-8BEN (Rev. 12-2000)

Form W-8IMY                                          Certificate of Foreign Intermediary,
(Rev. December 2000)                             Foreign Flow-Through Entity, or Certain U.S.
Department of the Treasury                        Branches for United States Tax Withholding                       OMB No. 1545-1621
Internal Revenue Service     > Section references are to the Internal Revenue Code. > See separate instructions.
                                 > Give this form to the withholding agent or payer. Do not send to the IRS.
====================================================================================================================================
Do not use this form for:                                                                                         Instead, use Form:
o A beneficial owner solely claiming foreign status or treaty benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8BEN
o A hybrid entity claiming treaty benefits on its own behalf . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8BEN
o A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . W-8ECI
o A disregarded entity. Instead, the single foreign owner should use . . . . . . . . . . . . . . . . . . . . . . . .W-8BEN or W-8ECI
o A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8EXP
====================================================================================================================================
Part I     Identification of Entity
------------------------------------------------------------------------------------------------------------------------------------
 1  Name of individual or organization that is acting as intermediary                    2  Country of incorporation or organization

------------------------------------------------------------------------------------------------------------------------------------
 3  Type of entity--check the appropriate box:              [ ] Withholding foreign trust. Complete Part V.
    [ ] Qualified intermediary. Complete Part II.           [ ] Nonwithholding foreign partnership. Complete Part VI.
    [ ] Nonqualified intermediary. Complete Part III.       [ ] Nonwithholding foreign simple trust. Complete Part VI.
    [ ] U.S. branch. Complete Part IV.                      [ ] Nonwithholding foreign grantor trust. Complete Part VI.
    [ ] Withholding foreign partnership. Complete Part V.

------------------------------------------------------------------------------------------------------------------------------------
 4  Permanent residence address (street, apt. or suite no., or rural route). Do not use P.O. box.

------------------------------------------------------------------------------------------------------------------------------------
    City or town, state or province. Include postal code where appropriate.              Country (do not abbreviate)

------------------------------------------------------------------------------------------------------------------------------------
 5  Mailing address (if different from above)

------------------------------------------------------------------------------------------------------------------------------------
    City or town, state or province. Include postal code where appropriate.              Country (do not abbreviate)

------------------------------------------------------------------------------------------------------------------------------------
 6  U.S. taxpayer identification number (if required, see instructions) >       7  Foreign tax identifying number, if any (optional)
    [ ] SSN or ITIN   [ ] EIN   [ ] QI-EIN
------------------------------------------------------------------------------------------------------------------------------------
 8  Reference number(s) (see instructions)

====================================================================================================================================
Part II     Qualified Intermediary
------------------------------------------------------------------------------------------------------------------------------------
 9a [ ] (All qualified intermediaries check here) I certify that the entity identified in Part I:

        o Is a qualified intermediary and is not acting for its own account with respect to the account(s) identified on line 8 or in a withholding statement associated with this form and

        o Has provided or will provide a withholding statement, as required.

  b [ ] (If applicable) I certify that the entity identified in Part I has assumed primary withholding responsibility under
        Chapter 3 of the Code with respect to the account(s) identified on this line 9b or in a withholding statement associated with this form > ...........................................................................................................
        ............................................................................................................................

  c [ ] (If applicable) I certify that the entity identified in Part I has assumed primary Form 1099 reporting and backup withholding responsibility as authorized in its withholding agreement with the IRS with respect to the account(s)
        identified on this line 9c or in a withholding statement associated with this form > .......................................
        ............................................................................................................................

====================================================================================================================================
Part III     Nonqualified Intermediary
------------------------------------------------------------------------------------------------------------------------------------

10a [ ] (All nonqualified intermediaries check here) I certify that the entity identified in Part I is not a qualified intermediary and is not acting for its own account.

  b [ ] (If applicable) I certify that the entity identified in Part I is using this form to transmit withholding certificates and/or other documentary evidence and has provided or will provide a withholding statement, as required.

------------------------------------------------------------------------------------------------------------------------------------
For Paperwork Reduction Act Notice, see separate instructions.              Cat. No. 25402Q               Form W-8IMY (Rev. 12-2000)

Form W-8IMY (Rev. 12-2000)                                                                                                    Page 2
====================================================================================================================================
Part IV Certain United States Branches
------------------------------------------------------------------------------------------------------------------------------------
Note: You may use this Part if the entity identified in Part I is a U.S. branch of a foreign bank or insurance company and is subject to certain regulatory requirements (see instructions).
11 [ ] I certify that the entity identified in Part I is a U.S. branch and that the payments are not effectively connected with the conduct of a trade or business in the United States.
Check box 12 or box 13, whichever applies:
12 [ ] I certify that the entity identified in Part I is using this form as evidence of its agreement with the withholding agent to be treated as a U.S. person with respect to any payments associated with this certificate.
13 [ ] I certify that the entity identified in Part I:
       o Is using this form to transmit withholding certificates or other documentary evidence for the persons for whom the branch receives a payment and
       o Has provided or will provide a withholding statement, as required.

====================================================================================================================================
Part V     Withholding Foreign Partnership or Withholding Foreign Trust
------------------------------------------------------------------------------------------------------------------------------------
14 [ ] I certify that the entity identified in Part I:
       o Is a withholding foreign partnership or a withhholding foreign trust and
       o Has provided or will provide the withholding statement, as required.

====================================================================================================================================
Part VI    Nonwithholding Foreign Partnership, Simple Trust, or Grantor Trust
------------------------------------------------------------------------------------------------------------------------------------
15 [ ] I certify that the entity identified in Part I:
       o Is a nonwithholding foreign partnership, a nonwithholding foreign simple trust, or a nonwithholding foreign grantor trust and that the payments to which this certificate relates are not effectively connected, or are not treated as effectively connected, with the conduct of a trade or business in the United States and
       o Has provided or will provide a withholding statement, as required.

====================================================================================================================================
Part VII   Certification
------------------------------------------------------------------------------------------------------------------------------------
Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income for which I am providing this form or any withholding agent that can disburse or make payments of the income for which I am providing this form.

Sign Here > ....................................................................   .................................................
                          Signature of authorized official                                          Date (MM-DD-YYYY)
====================================================================================================================================

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                                       10

                      Form of Letter to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
                            Regarding the Offer by

                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

         To Purchase for Cash 11,677,555 of its Issued and Outstanding
                      Shares at Net Asset Value Per Share

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

     Pursuant to your request, we are enclosing the material listed below relating to the offer by Alliance World Dollar Government Fund II, Inc. (the "Fund") to purchase 11,677,555 of its issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on November 17, 2003 upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON NOVEMBER 14, 2003, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond November 14, 2003, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date.

     The following documents are enclosed:

     (1) Offer to Purchase dated October 20, 2003;

     (2) Letter of Transmittal to be used to tender all Shares;

     (3) Notice of Guaranteed Delivery; and

     (4) Form of Letter to Clients, which may be sent upon request for information by your clients for whose account you hold shares registered in your name (or in the name of your nominee).

     No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 6 of the Letter of Transmittal. Backup withholding tax at a 28% rate may be required unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided to the Fund or the Depositary. Certain withholdings may also apply with respect to payments to non-U.S. Stockholders. See Instruction 11 of the Letter of Transmittal.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) Stockholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

     If a client instructs you by telephone to tender Shares, please record the telephone conversation (in accordance with applicable law) and ask the client to affirm that all Shares owned by such client as of the date of purchase of Shares pursuant to the Offer and all Shares attributed to such client for Federal income tax purposes as of such date under Section 318 of the Internal Revenue Code of 1986, as amended, have been or will be tendered pursuant to the Offer.

     Additional copies of the enclosed material may be obtained from Georgeson Shareholder Communications, Inc., the Distribution Agent, in the manner indicated in the Offer to Purchase. Any questions you have with respect to the Offer should be directed to EquiServe Trust Company, N.A., the Depositary, at
(800) 219-4218.

                                  Very truly yours,

                                  ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.


00250.0444 #429330

                ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

              OFFER TO PURCHASE FOR CASH 11,677,555 OF ITS ISSUED
              AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

            THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME ON
               NOVEMBER 14, 2003, UNLESS THE OFFER IS EXTENDED.

To the Stockholders of Alliance World Dollar Government Fund II, Inc.:

     Alliance World Dollar Government Fund II, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), is offering to purchase 11,677,555 of its issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), to fulfill an undertaking made in connection with the initial public offering of the Shares. See Section 2. The offer is for cash at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the Shares are traded (the "NYSE"), on the date after the date the offer expires, and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). The Offer will expire at 12:00 Midnight Eastern Time on November 14, 2003, unless extended. The Shares are traded on the NYSE under the symbol "AWF". The NAV as of the close of the regular trading session of the NYSE on October 16, 2003 was $13.03 per Share. During the pendency of the Offer, current NAV quotations can be obtained from EquiServe Trust Company, N.A. (the "Depositary"), by calling (800) 219-4218 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

          THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 3.

                             IMPORTANT INFORMATION

     Stockholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it together with the Shares (in proper certificated or uncertificated form), any other documents required by the Letter of Transmittal, and a check in the amount of $25.00 payable to EquiServe Trust Company, N.A., Depositary (the "Processing Fee"); or
(2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Stockholders who desire to tender Shares registered in the name of such a firm must contact that firm to effect a tender on their behalf. Tendering Stockholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by such a firm for processing the tender(s). The Fund reserves the absolute right to reject tenders determined not to be in appropriate form or not accompanied by the Processing Fee.

     If you do not wish to tender your Shares, you need not take any action.

     NEITHER THE FUND NOR ITS BOARD OF DIRECTORS NOR ALLIANCE CAPITAL MANAGEMENT L.P. (THE "INVESTMENT ADVISER") MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND, ITS BOARD OF DIRECTORS OR THE INVESTMENT ADVISER AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS BOARD OF DIRECTORS OR THE INVESTMENT ADVISER. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

                   EQUISERVE TRUST COMPANY, N.A., DEPOSITARY

                       TELEPHONE NUMBER: (800) 219-4218

                                  BY REGISTERED, CERTIFIED OR
                                   EXPRESS MAIL OR OVERNIGHT
    BY FIRST CLASS MAIL:                    COURIER:                             BY HAND:

EquiServe Trust Company, N.A.     EquiServe Trust Company, N.A.           Securities Transfer &
     Attn: Corporate Actions         Attn: Corporate Actions             Reporting Services, Inc.
          P.O. Box 43025                150 Royall Street           c/o EquiServe Trust Company, N.A.
   Providence, RI 02940-3025             Canton, MA 02021              100 William Street, Galleria
                                                                            New York, NY 10038

        GEORGESON SHAREHOLDER COMMUNICATIONS, INC., DISTRIBUTION AGENT

                       TELEPHONE NUMBER: (212) 806-8564
                           (Attention: Sean Butcher)

                                7 State Street
                           New York, New York 10004

                              SUMMARY TERM SHEET

              (Section references are to this Offer to Purchase)

  This Summary Term Sheet highlights certain information concerning this tender offer. To understand the offer fully and for a more complete discussion of the terms and conditions of the offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the tender offer?

     o Alliance World Dollar Government Fund II, Inc. (the "Fund") is offering to purchase 11,677,555 of its shares of Common Stock for cash at a price per share equal to the per share net asset value as of the close of the regular trading session of the NYSE on November 17, 2003 (or, if the offer is extended, on the date after the date to which the offer is extended) upon specified terms and subject to conditions as set forth in the tender offer documents.

When will the tender offer expire, and may the offer be extended?

     o The tender offer will expire at 12:00 Midnight Eastern Time on November 14, 2003, unless extended. The Fund may extend the period of time the offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the offer otherwise would have expired. See Section 15.

What is the net asset value per Fund share and the closing sale price on the NYSE per Fund share as of a recent date?

     o As of October 16, 2003, the net asset value per share was $13.03 and the closing sale price per share was $12.48. See Section 8 of the Offer to Purchase for details. During the pendency of the tender offer, current net asset value quotations can be obtained from EquiServe Trust Company, N.A. by calling (800) 219-4218 between 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays). You can find the current market price per share, as quoted on the NYSE, under the symbol "AWF".

Will the net asset value be higher or lower on the date that the price to be paid for tendered shares is to be determined?

     o    No one can accurately predict the net asset value at a future date.

What happens if I tender my shares and the net asset value on the date of determination of the tender price is lower than the then current market price per share on the NYSE?

     o You would receive less money for your shares than if you had sold them on the NYSE.

How do I tender my shares?

     o If your shares are registered in your name, you should obtain the tender offer materials, including the Offer to Purchase and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by EquiServe Trust Company, N.A., the Depositary, in proper form before 12:00 Midnight Eastern Time on November 14, 2003 (unless the tender offer is extended by the Fund in which case the new deadline will be as stated in the public announcement of the extension). If your shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name"), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by November 14, 2003 (or if the offer is extended, the expiration date as extended). See Section 4.

Is there any cost to me to tender?

     o There is a $25.00 processing fee per tendering stockholder. A tender will not be a proper one unless a check payable to EquiServe Trust Company, N.A. for this fee accompanies the tender documents submitted to EquiServe Trust Company, N.A. The processing fee will be refunded only if no shares tendered are purchased pursuant to the offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies. See the Letter of Transmittal.

May I withdraw my shares after I have tendered them and, if so, by when?

     o Yes, you may withdraw your shares at any time prior to 5:00 P.M. Eastern Time on November 18, 2003 (or if the offer is extended, at any time prior to 5:00 P.M. Eastern Time on the second day on which the NYSE is open for trading after the new expiration date). Withdrawn shares may be re-tendered by following the tender procedures before the offer expires (including any extension period). In addition, if shares tendered have not by then been accepted for payment, you may withdraw your tendered shares at any time after December 12, 2003. See
          Section 5.

How do I withdraw tendered shares?

     o A notice of withdrawal of tendered shares must be timely received by EquiServe Trust Company, N.A., which specifies the name of the stockholder who tendered the shares, the number of shares being withdrawn (which must be all of the shares tendered) and, as regards share certificates which represent tendered shares that have been delivered or otherwise identified to EquiServe Trust Company, N.A., the name of the registered owner of such shares if different than the person who tendered the shares. See Section 5.

May I place any conditions on my tender of shares?

     o    No.

Is there a limit on the number of shares I may tender?

     o No. Also, your tender will be proper only if you tender all Fund shares you own or which you are considered to own under specified federal tax rules. See Sections 1 and 14.

What if more than 11,677,555 shares are tendered (and not timely withdrawn)?

     o The Fund will purchase duly tendered shares from tendering stockholders pursuant to the terms and conditions of the tender offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each stockholder (and not timely withdrawn), unless the Fund determines not to purchase any shares. The Fund's present intention, if the tender offer is oversubscribed, is not to purchase more than 11,677,555 shares. See Section 1.

If I decide not to tender, how will the tender offer affect the Fund shares I hold?

     o Your percentage ownership interest in the Fund will increase after completion of the tender offer. See Section 11.

Does the Fund have the financial resources to make payment?

     o    Yes.

If shares I tender are accepted by the Fund, when will payment be made?

     o It is contemplated, subject to change, that payment for tendered shares, if accepted, will be made on or about November 25, 2003. See
          Section 6.

Is my sale of shares in the tender offer a taxable transaction?

     o For most stockholders, yes. All U.S. stockholders other than those who are tax-exempt who sell shares in the tender offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares. The sale date for tax purposes will be the date the Fund accepts shares for purchase. See Section 14 for details, including the nature of the income or loss and the differing rules for U.S. and non-U.S. stockholders. Please consult your tax advisor as well.

Is the Fund required to complete the tender offer and purchase all shares tendered up to the number of shares tendered for?

     o Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any shares tendered as described in Section 3.

Is there any reason shares tendered would not be accepted?

     o In addition to those circumstances described in Section 3 in which the Fund is not required to accept tendered shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. Tenders will be rejected if all shares actually and constructively (as determined under the Internal Revenue Code) owned by the tendering stockholder are not tendered or if the tender does not include original signature(s) or the original of any required signature guarantee(s).

How will tendered shares be accepted for payment?

     o Properly tendered shares, up to the number tendered for, will be accepted for payment by a determination of the Fund's Board of Directors followed by notice of acceptance to EquiServe Trust Company, N.A. which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 6.

What action need I take if I decide not to tender my shares?

     o    None.

Does management encourage stockholders to participate in the tender offer, and will they participate in the tender offer?

     o No. Neither the Fund, its Board of Directors nor the Fund's investment adviser is making any recommendation to tender or not to tender shares in the tender offer. No director or officer of the Fund intends to tender shares. See Section 10.

Will this be my last opportunity to tender shares to the Fund?

     o The Board of Directors of the Fund (the "Board") considers the making of a tender offer each quarter if the shares have been trading at a discount to net asset value in excess of 5%, determined on the basis of the discount as of the last trading day in each week during a period of 12 calendar weeks preceding the Board's quarterly meeting. The Board may at any time, however, decide that the Fund should not make a tender offer. See Section 2.

How do I obtain information?

     o Questions and requests for assistance should be directed to EquiServe Trust Company, N.A., the Depository for the tender offer, toll free at
          (800) 219-4218. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents should be directed to Georgeson Shareholder Communications, Inc., the Distribution Agent for the tender offer, at (212) 806-8564 (Attention: Sean Butcher) . If you do not own shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

                               TABLE OF CONTENTS

Section                                                                           Page
-------                                                                          -----
   Summary Term Sheet ........................................................     2

    1. Price; Number of Shares ...............................................     7

    2. Purpose of the Offer; Plans or Proposals of the Fund ..................     7

    3. Certain Conditions of the Offer .......................................     8

    4. Procedures for Tendering Shares .......................................     9

       a. Proper Tender of Shares ............................................     9

       b. Signature Guarantees and Method of Delivery ........................     9

       c. Dividend Reinvestment Plan .........................................    10

       d. Book-Entry Delivery ................................................    10

       e. Guaranteed Delivery ................................................    10

       f. Determinations of Validity .........................................    11

       g. United States Federal Income Tax Withholding .......................    11

    5. Withdrawal Rights .....................................................    12

    6. Payment for Shares ....................................................    12

    7. Source and Amount of Funds ............................................    13

    8. Price Range of Shares; Dividends/Distributions ........................    13

    9. Selected Financial Information ........................................    14

   10. Interest of Directors, Executive Officers and Certain Related Persons .    16

   11. Certain Effects of the Offer ..........................................    16

   12. Certain Information about the Fund ....................................    17

   13. Additional Information ................................................    17

   14. Certain United States Federal Income Tax Consequences .................    18

   15. Amendments; Extension of Tender Period; Termination ...................    19

   16. Miscellaneous .........................................................    20

Exhibit A: Audited Financial Statements of the Fund for the Fiscal Years ended March 31, 2003 and March 31, 2002

     1. Price; Number of Shares. Upon the terms and subject to the conditions of the Offer, the Fund will accept for payment and purchase for cash up to 11,677,555 of its issued and outstanding Shares that are properly tendered prior to 12:00 Midnight Eastern Time on November 14, 2003 (and not withdrawn in accordance with Section 5). The Fund reserves the right to amend, extend or terminate the Offer. See Sections 3 and 15. The Fund will not be obligated to purchase Shares pursuant to the Offer under certain circumstances. See Section
3. The later of November 14, 2003 or the latest date to which the Offer is extended is hereinafter called the "Expiration Date." The purchase price of the Shares will be their NAV per Share determined as of the close of the regular trading session of the NYSE on the date after the Expiration Date. The Fund will not pay interest on the purchase price under any circumstances. The NAV as of the close of the regular trading session of the NYSE on October 16, 2003 was $13.03 per Share. During the pendency of the Offer, current NAV quotations can be obtained from the Depositary by calling (800) 219-4218 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

     The Offer is being made to all Stockholders and is not conditioned upon Stockholders tendering in the aggregate any minimum number of Shares. Pursuant to the Fund's Prospectus dated July 27, 1993 (the "Prospectus"), however, a Stockholder wishing to accept the Offer is required to tender all (but not less than all) Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended (the "Code"), as of the date of purchase of Shares by the Fund pursuant to the Offer. See Section 14 concerning the tax consequences of tendering Shares.

     If more than 11,677,555 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 5), unless the Fund determines not to purchase any Shares, the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by or on behalf of each Stockholder (and not so withdrawn). If Shares duly tendered by or on behalf of a Stockholder include Shares held pursuant to the Fund's Dividend Reinvestment Plan, the proration will be applied first with respect to other Shares tendered and only thereafter, if and as necessary, with respect to Shares held pursuant to that Plan.

     On October 16, 2003, there were 77,850,368 Shares issued and outstanding, and there were 2,900 holders of record of Shares. Certain of these holders of record were brokers, dealers, commercial banks, trust companies and other institutions that held Shares in nominee name on behalf of multiple beneficial owners.

     2. Purpose of the Offer; Plans or Proposals of the Fund. The purpose of the Offer is to fulfill an undertaking made in connection with the initial public offering of the Shares, as set forth in the Fund's Prospectus. In the Prospectus, the Fund indicated that, in recognition of the possibility that the Shares might trade at a discount to NAV, the Fund's Board of Directors (the "Board of Directors" or the "Board") had determined that it would be in the interest of Stockholders to take action to attempt to reduce or eliminate a market value discount from NAV.

     In this regard, in the Prospectus, the Fund undertook to commence a tender offer during the fourth quarter of 2003 (the "2003 Tender Offer"), subject to the policy that if Shares were traded on the principal securities exchange where listed at or above net asset value or at an average discount from net asset value of less than 5%, determined on the basis of the discount as of the last trading day in each week (a "weekly valuation day") during a period of 12 calendar weeks prior to September 1, 2003 (the "Measurement Period"), the Fund would not proceed with the 2003 Tender Offer. At their April 2003 Annual Meeting, the Board fixed as the Measurement Period for purposes of determining whether the 2003 Tender Offer was required to be conducted, the 12 weeks ended July 11, 2003. The average trading price of the Shares on the weekly valuation days during the Measurement Period was approximately $11.87 per Share, and the average NAV per Share on the same days was approximately $12.62, reflecting an average discount of 5.9%. Accordingly, the Fund is conducting the Offer.

     Following the commencement of the Offer, if the Board determines not to purchase the Shares for the reasons set forth below, the Fund will commence one or more additional offers to purchase its Shares (a "Subsequent Offer"). If the Fund has not purchased all Shares tendered pursuant to the Offer or any Subsequent Offer by March 31, 2004, the Fund's Articles of Incorporation require the Board to submit to stockholders by no later than July 31, 2004 a proposal to convert the Fund to an open-end investment company. In the event stockholder approval of a proposal to convert the Fund to an open-end investment company is not obtained, the Fund will continue as a closed-end investment company.

     In addition to the 2003 Tender Offer, the Board, each quarter, considers the making of a tender offer or open market repurchases of the Fund's Shares if the Shares have been trading at a discount to net asset value in excess of 5%, determined on the basis of the discount as of the last trading day in each week during a period of 12 calendar weeks preceding the Board's quarterly meeting. The Board may also consider other steps to reduce or eliminate the Fund's market value discount from NAV. There can be no assurance that the Board will authorize any such action. There can also be no assurance that the Offer, other Share tender offers, Share repurchases or other steps will result in the Shares trading at a price that approximates or is equal to their NAV. The market price of the Shares will be determined by, among other things, the relative demand for and supply of Shares in the market, the Fund's investment performance, the Fund's dividends and yield, and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. Notwithstanding the foregoing, the Fund intends to consummate only one tender offer during any given calendar year.

     Except as set forth above, as referred to in Section 7 or the last paragraph of Section 10, or in connection with the operation of the Fund's Dividend Reinvestment Plan, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (b) other than in connection with transactions in the ordinary course of the Fund's operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; (c) any material change in the Fund's present dividend rate or policy, or indebtedness or capitalization of the Fund; (d) any change in the composition of the Board or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (e) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in the Fund's investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the "1940 Act"); (f) any class of equity securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (g) any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"); (h) the suspension of the Fund's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (j) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

     3. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer or the Prospectus, the announced policy of the Board, which may be changed by the Board, is that the Fund will not purchase Shares pursuant to the Offer if (a) such transaction, if consummated, would (i) result in the delisting of the Shares from the NYSE (the NYSE having advised the Fund that it would consider delisting if the aggregate market value of the outstanding publicly held Shares is less than $5,000,000, the number of publicly held Shares falls below 600,000 or the number of round-lot holders falls below 1,200) or (ii) impair the Fund's status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of Stockholders who receive dividends from the Fund); (b) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund's investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (c) there is any (i) material legal action or proceeding instituted or threatened which challenges, in the Board's judgment, the Offer or otherwise materially adversely affects the Fund, (ii) suspension of or limitation on prices for trading securities generally on the NYSE or any foreign exchange on which portfolio securities of the Fund are traded, (iii) declaration of a banking moratorium by Federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Fund, (iv) limitation which affects the Fund or the issuers of its portfolio securities imposed by Federal, state or foreign authorities on the extension of credit by lending institutions or on the exchange of foreign currencies, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Fund, or (vi) other event or condition which, in the Board's judgment, would have a material adverse effect on the Fund or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (d) the Board determines that effecting the transaction would constitute a breach of their fiduciary duty owed the Fund or its stockholders. The Board may modify these conditions in light of experience.

     The foregoing conditions are for the Fund's sole benefit and may be asserted by the Fund regardless of the circumstances giving rise to any such condition (including any action or inaction of the Fund), and any such condition may be waived by the Fund, in whole or in part, at any time and from time to time in its reasonable judgment. The Fund's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section 3 shall be final and binding.

     The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 15.

     4. Procedures for Tendering Shares.

     a. Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) and the original of any required signature guarantee(s), all Shares actually, or as determined under Section 318 of the Code constructively, owned by the tendering Stockholder (see Sections 1 and 14) (in proper certificated or uncertificated form), any other documents required by the Letter of Transmittal and the Processing Fee must be received by the Depositary at the appropriate address set forth on page 2 of this Offer before 12:00 Midnight Eastern Time on the Expiration Date. Letters of Transmittal and certificates representing tendered Shares should not be sent or delivered to the Fund. Stockholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf.

     Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (a) Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Fund within the period specified in the Offer, or (b) an equivalent security and, upon the acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to the Fund prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Shares by the Fund for payment will constitute a binding agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer, including the tendering Stockholder's representation that the Stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

     b. Signature Guarantees and Method of Delivery. No signature guarantee is required if (a) the Letter of Transmittal is signed by the registered holder(s) (including, for purposes of this document, any participant in The Depository Trust Company ("DTC") book-entry transfer facility whose name appears on DTC's security position listing as the owner of Shares) of the Shares tendered thereby, unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (b) the Shares tendered are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity and which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered thereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

     If any of the tendered Shares are registered in different names (including Shares constructively owned by the tendering Stockholder as determined under
Section 318 of the Code which must also be tendered--see Sections 1 and 14), it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     If the Letter of Transmittal or any certificates for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority so to act must be submitted.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted therewith, no endorsements of certificates or separate stock powers with respect to such Shares are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Section 6.

     c. Dividend Reinvestment Plan. State Street Bank and Trust Company, the Fund's Transfer Agent, holds Shares in uncertificated form for certain Stockholders pursuant to the Fund's Dividend Reinvestment Plan. In addition to tendering all of their other Shares, Stockholders wishing to accept the Offer must tender all such uncertificated Shares. See Section 1 concerning the manner in which any necessary proration will be made.

     d. Book-Entry Delivery. The Depositary has established an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the DTC system may make book-entry delivery of tendered Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for such transfers. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at DTC, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), or an Agent's Message (as defined below) in connection with a book-entry transfer, any other documents required by the Letter of Transmittal and the Processing Fee, must in any case be received by the Depositary prior to 12:00 Midnight Eastern Time on the Expiration Date at one of its addresses set forth on page 2 of this Offer, or the tendering Stockholder must comply with the guaranteed delivery procedures described below.

     The term "Agent's Message" means a message from DTC transmitted to, and received by, the Depositary forming a part of a timely confirmation of a book-entry transfer of Shares (a "Book-Entry Confirmation") which states that
(a) DTC has received an express acknowledgment from the DTC participant tendering the Shares that are the subject of the Book-Entry Confirmation, (b) the DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (c) the Fund may enforce such agreement against the DTC participant.

     Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Depositary.

     e. Guaranteed Delivery. Notwithstanding the foregoing, if a Stockholder desires to tender Shares pursuant to the Offer and the certificates for the Shares to be tendered are not immediately available, or time will not permit the Letter of Transmittal and all documents required by the Letter of Transmittal to reach the Depositary prior to 12:00 Midnight Eastern Time on the Expiration Date, or a Stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, then such Stockholder's Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (i) the tender is made by or through an Eligible Institution; and

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is received by the Depositary prior to 12:00 Midnight Eastern Time on the Expiration Date; and

          (iii) the certificates for all such tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to such Shares, as the case may be, together with a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s) (or, in the case of a book-entry transfer, an Agent's Message), any documents required by the Letter of Transmittal and the Processing Fee, are received by the Depositary prior to 5:00 P.M. Eastern Time on the second NYSE trading day after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution and a representation that the Stockholder owns the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IF DOCUMENTS ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. Stockholders have the responsibility to cause their Shares tendered (in proper certificated or uncertificated form), the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal and the Processing Fee, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s) or, in the case of a book-entry transfer, an Agent's Message, any other documents required by the Letter of Transmittal and the Processing Fee.

     f. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or not accompanied by the Processing Fee or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of the Fund's counsel, accepting, purchasing or paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or Stockholder(s). The Fund's interpretations of the terms and conditions of the Offer shall be final and binding.

     NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE INVESTMENT ADVISER, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

     g. United States Federal Income Tax Withholding. To prevent the imposition of U.S. federal backup withholding tax equal to 28% of the gross payments made pursuant to the Offer, prior to such payments each Stockholder accepting the Offer who has not previously submitted to the Fund a correct, completed and signed Internal Revenue Service ("IRS") Form W-9 ("Form W-9") (for U.S. Stockholders) or IRS Form W-8BEN ("Form W-8BEN") (or, if appropriate, Form W-8IMY ("Form W-8IMY")) (for non-U.S. Stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Depositary. See Section 14.

     Under certain circumstances (see Section 14), the Depositary will withhold a tax equal to 30% of the gross payments payable to a non-U.S. Stockholder unless the Depositary determines that a reduced rate of withholding or an exemption from withholding is applicable. (Exemption from backup withholding tax does not exempt a non-U.S. Stockholder from the 30% withholding tax.) For this purpose, a "Non-U.S. Stockholder", is, in general, a Stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

The Depositary will determine a Stockholder's status as a Non-U.S. Stockholder and the Stockholder's eligibility for a reduced rate of, or an exemption from, withholding by reference to any outstanding certificates or statements concerning such eligibility, unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Stockholder that has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such Stockholder may be eligible should consider doing so in order to avoid over-withholding. See
Section 14.

     5. Withdrawal Rights. At any time prior to 5:00 P.M. Eastern Time on the second day on which the NYSE is open for trading after the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time after December 12, 2003, any Stockholder may withdraw all, but not less than all, of the Shares that the Stockholder has tendered.

     To be effective, a written notice of withdrawal of Shares tendered must be timely received by the Depositary at the appropriate address set forth on page 2 of this Offer. Stockholders may also send a facsimile transmission notice of withdrawal, which must be timely received by the Depositary at (781) 380-3388, and the original notice of withdrawal must be delivered to the Depositary by overnight courier or by hand the next day. Any notice of withdrawal must specify the name(s) of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn (which may not be less than all of the Shares tendered by the Stockholder-see Sections 1 and 14) and, if one or more certificates representing such Shares have been delivered or otherwise identified to the Depositary, the name(s) of the registered owner(s) of such Shares as set forth in such certificate(s) if different from the name(s) of the person tendering the Shares. If one or more certificates have been delivered to the Depositary, then, prior to the release of such certificate(s), the certificate number(s) shown on the particular certificate(s) evidencing such Shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 prior to 12:00 Midnight Eastern Time on the Expiration Date. Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer will be irrevocable.

     NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE INVESTMENT ADVISER, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY NOTICE OF WITHDRAWAL, NOR SHALL ANY OF THEM INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

     6. Payment for Shares. For purposes of the Offer, the Fund will be deemed to have accepted for payment and purchased Shares that are tendered (and not withdrawn in accordance with Section 5 pursuant to the Offer) when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Under the Exchange Act, the Fund is obligated to pay for or return tendered Shares promptly after the termination, expiration or withdrawal of the Offer. Upon the terms and subject to the conditions of the Offer, the Fund will pay for Shares properly tendered as soon as practicable after the Expiration Date. The Fund will make payment for Shares purchased pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary, which will make payment to Stockholders promptly as directed by the Fund. The Fund will not pay interest on the purchase price under any circumstances.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), (b) such Shares (in proper certificated or uncertificated form), (c) any other documents required by the Letter of Transmittal, and (d) the Processing Fee. Stockholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering Stockholder. The Fund will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. The Fund may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See Section 3.

     Any tendering Stockholder or other payee who has not previously submitted a correct, completed and signed Form W-8BEN (or, if appropriate, Form W-8IMY) or Form W-9, as necessary, and who fails to complete fully and sign either the Form W-8BEN (or, if appropriate, Form W-8IMY) or Substitute Form W-9 in the Letter of Transmittal and provide that form to the Depositary, may be subject to federal backup withholding tax of 28% of the gross proceeds paid to such Stockholder or other payee pursuant to the Offer. See Section 14 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering Non-U.S. Stockholders.

     7. Source and Amount of Funds. The total cost to the Fund of purchasing 11,677,555 of its issued and outstanding Shares pursuant to the Offer would be $152,158,541.65 (based on a price per Share of $13.03, the NAV as of the close of the regular trading session of the NYSE on October 16, 2003). On October 16, 2003, the aggregate value of the Fund's net assets was $1,014,170,003.00.

     To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell, if any, will be made by the Investment Adviser, taking into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. The Fund reserves the right to finance a portion of the Offer through temporary borrowing.

     The purchase of Shares by the Fund will decrease the net assets of the Fund and, therefore, have the effect of increasing the Fund's expense ratio. In addition, the purchases may have an adverse effect on the Fund's investment performance.

     Because the Fund may sell portfolio securities to raise cash for the purchase of Shares, during the pendency of the Offer, and possibly for a short time thereafter, the Fund may hold a greater than normal percentage of its assets in cash and cash equivalents, which would tend to decrease the Fund's net income. As of October 16, 2003, cash and cash equivalents constituted approximately 8.27% of the Fund's total assets.

     Under some market circumstances, it may be necessary for the Fund to raise cash by liquidating portfolio securities in a manner that could reduce the market value of such securities and, thus, reduce both the NAV of the Shares and the proceeds from the sale of such securities. Liquidating portfolio securities, if necessary, may also lead to the premature disposition of portfolio investments and additional transaction costs. Depending upon the timing of such sales, any such decline in NAV may adversely affect any tendering Stockholders whose Shares are accepted for purchase by the Fund, as well as those Stockholders who do not sell Shares pursuant to the Offer. Stockholders who retain their Shares may be subject to certain other effects of the Offer. See Section 11.

     8. Price Range of Shares; Dividends/Distributions. The following table sets forth, for the periods indicated, the high and low NAVs per Share and the high and low closing sale prices per Share as reported on the NYSE Composite Tape, and the amounts of cash dividends/distributions per Share paid during such periods.

                                        Net Asset Value           Market Price
                                    -----------------------   ---------------------     Dividends/
                                       High          Low         High        Low       Distributions
   Fiscal Year (ending March 31)    ----------   ----------   ---------   ---------   --------------
2001
  1st Quarter                          $11.15       $10.16      $ 9.60      $ 8.81       $0.235
  2nd Quarter                           11.09         9.73       10.96        8.84        0.315
  3rd Quarter                           10.75         9.34       10.95        8.74        0.345
  4th Quarter                            9.89         9.10        9.98        9.17        0.460
2002
  1st Quarter                           10.65         9.98       10.32        9.69        0.180
  2nd Quarter                           10.77         9.29       10.59        9.12        0.270
  3rd Quarter                            9.78         8.97        9.72        8.38        0.255
  4th Quarter                           10.60         9.26        9.82        8.65        0.368
2003
  1st Quarter                           11.43        10.53       10.91        9.80        0.165
  2nd Quarter                           13.31        11.52       12.56       10.92        0.278
  3rd Quarter                           12.88        11.87       12.36       10.75        0.278

     As of the close of business on October 16, 2003, the Fund's NAV was $13.03 per Share, and the high, low and closing prices per Share on the NYSE on that date were $12.57, $12.44 and $12.48, respectively. During the pendency of the Offer, current NAV quotations can be obtained by contacting the Depositary in the manner indicated in Section 1.

     The tendering of Shares, unless and until Shares tendered are accepted for payment and purchase, will not affect the record ownership of any such tendered Shares for purposes of entitlement to any dividends payable by the Fund.

     9. Selected Financial Information. Set forth below is a summary of selected financial information for the Fund as of and for the fiscal years ended March 31, 2003 and March 31, 2002. The information with respect to the two fiscal years has been excerpted from the Fund's audited financial statements contained in its Annual Reports to Stockholders for these years. A copy of the two audited statements is included as Exhibit A to this Offer to Purchase. The summary of selected financial information set forth below is qualified in its entirety by reference to such statements and the financial information, the notes thereto and related matter contained therein.

                   SUMMARY OF SELECTED FINANCIAL INFORMATION

                        For the Periods Indicated Below

                                                                               Year Ended           Year Ended
                                                                             March 31, 2003       March 31, 2002
                                                                          -------------------   -----------------
                                                                               (Audited)            (Audited)
                                                                          -------------------   -----------------
STATEMENT OF ASSETS AND LIABILITIES
 (AT END OF PERIOD)
   Total assets .......................................................     $ 1,129,891,493       $ 952,140,655
   Total liabilities ..................................................         240,456,001         128,387,813
   Net assets .........................................................     $   889,435,492       $ 823,752,842
   Net asset value per Share ..........................................     $         11.42       $       10.58
   Shares outstanding .................................................          77,850,368          77,850,368
STATEMENT OF OPERATIONS
   Investment income ..................................................     $    95,307,610       $ 114,154,214
   Expenses ...........................................................          11,819,261          14,715,914
                                                                            ---------------       -------------
   Net investment income ..............................................          83,488,349          99,438,300
   Net gain (loss) on investment transactions .........................          64,518,040          18,058,386
                                                                            ---------------       -------------
   Net increase (decrease) in net assets from operations ..............     $   148,006,389       $ 117,496,686
                                                                            ===============       =============
SELECTED DATA FOR A SHARE OF COMMON STOCK
 OUTSTANDING THROUGHOUT EACH PERIOD
 Income From Investment Operations
   Net investment income (a) ..........................................     $          1.07        $       1.32
   Net realized and unrealized gain (loss) on investment and option
    transactions ......................................................                 .83                 .19
                                                                            ---------------       -------------
   Net increase (decrease) in net asset value from operations .........                1.90                1.51
                                                                            ---------------       -------------
 Dividends and Distributions
   Dividends from net investment income ...............................               (1.06)              (1.30)
                                                                            ---------------       -------------
   Total dividends and distributions ..................................               (1.06)              (1.30)
                                                                            ---------------       -------------
   Net asset value, end of period .....................................     $         11.42        $      10.58
                                                                            ---------------       -------------
   Market value, end of period ........................................     $         10.91        $      10.32
                                                                            ---------------       -------------
RATIOS
   Expenses to average net assets .....................................                1.49%               1.88%
   Expenses to average net assets excluding interest expense ..........                1.35%               1.29%
   Net investment income to average net assets ........................               10.53%              12.69%
TOTAL INVESTMENT RETURN
 Total investment return based on: (b)
   Market value .......................................................               17.72%              27.02%
   Net asset value ....................................................               20.20%              16.22%

------------

(a)  Based on average shares outstanding

(b) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of the period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Generally, total investment return based on net asset value will be higher than the total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on the net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total investment return calculated for a period of less than one full year is not annualized.

     10. Interest of Directors, Executive Officers and Certain Related
Persons. The directors and executive officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owns is set forth in the table below. The address of each of them is in care of the Fund at 1345 Avenue of the Americas, New York, New York 10105, Telephone: (212) 969-1000. It is the policy of the Boards of Directors of all registered investment companies to which the Investment Adviser provides investment advisory services, including the Fund, (collectively, the "Alliance Fund Complex") that each Director will invest specified minimum amounts and an overall total of at least $150,000 in shares of investment companies, within the Alliance Fund Complex. As of October 16, 2003, the directors of the Fund as a group beneficially owned less than 1% of the Shares. As of October 16, 2003 the Investment Adviser owned 7,200 Shares.



                                                                         Number of             Percentage of
                                                                    Shares Beneficially     Shares Beneficially
Name and Position                                                          Owned                   Owned
-----------------                                                          -----                   -----
John D. Carifa, Chairman and President .........................            1000                   0.0013%
Paul J. DeNoon, Vice President .................................               0                        0
Edmund P. Bergan, Jr., Secretary ...............................               0                        0
Kathleen A. Corbet, Senior Vice President ......................               0                        0
Vincent S. Noto, Controller ....................................               0                        0
Mark D. Gersten, Treasurer and Chief Financial Officer .........               0                        0
Ruth Block, Director ...........................................               0                        0
David H. Dievler ...............................................            1000                   0.0013%
John H. Dobkin, Director .......................................               5               0.00000006%
William H. Foulk, Jr., Director ................................             500                   0.0006%
Dr. James M. Hester, Director ..................................               0                        0
Clifford L. Michel, Director ...................................            1000                   0.0013%
Donald J. Robinson, Director ...................................               0                        0

     Pursuant to an Advisory Agreement dated as of July 27, 1993 with the Investment Adviser (a copy of which is incorporated by reference as an exhibit to Schedule TO filed with the Securities and Exchange Commission -- See Section
13), the Fund employs the Investment Adviser to manage the investment and reinvestment of the assets of the Fund. The Investment Adviser, whose business address and telephone numbers are 1345 Avenue of the Americas, New York, New York 10105 and (212) 969-1000, has been the Fund's investment adviser since the Fund's commencement of operations. For services provided by the Investment Adviser under the Investment Advisory Agreement, the Fund pays the Investment Adviser a fee computed and paid monthly in arrears on the last day of each calendar month at an annualized rate of 1.00% of the Fund's average weekly net assets. For purposes of calculating this fee, average weekly net assets are determined on the basis of the Fund's average net assets for each weekly period (ending on Friday) ending during the month. The net assets for each weekly period are determined by averaging the net assets on the Friday of such weekly period with the net assets on the Friday of the immediately preceding weekly period. When a Friday is not a Fund business day, the calculation is determined with reference to the net assets of the Fund on the Fund business day immediately preceding such Friday. During the fiscal years ended March 31, 2003 and March 31, 2002, the Fund paid to the Investment Adviser fees totaling $7,932,076 and $7,838,355, respectively, pursuant to the Investment Advisory Agreement.

     During the past sixty days, there have not been any transactions involving Shares that were effected by the Fund. Based upon the Fund's records and upon information provided to the Fund, there have not been any transactions in Shares that were effected during such period by any director or executive officer of the Fund, any person controlling the Fund, any director or executive officer of any corporation or other person ultimately in control of the Fund, any associate or minority-owned subsidiary of the Fund or any executive officer or director of any subsidiary of the Fund. Based upon information provided or available to the Fund, no director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

     11. Certain Effects of the Offer. The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Stockholders who do not tender Shares. All Stockholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Fund's assets resulting from payment for the tendered Shares, such as any greater volatility due to decreased portfolio diversification and proportionately higher expenses. Under certain circumstances, the need to raise cash in connection with the purchase of Shares pursuant to the Offer may have an adverse effect on the Fund's NAV and/or income per Share. See Section 7. All Shares purchased by the Fund pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.

     12. Certain Information about the Fund. The Fund was incorporated in Maryland on May 20, 1993 and is registered as a non-diversified, closed-end management investment company under the 1940 Act. The Fund's primary investment objective is to seek high current income. Its secondary investment objective is capital appreciation. In seeking to achieve these objectives, the Fund invests at least 80% of its total assets in U.S. dollar-denominated debt securities issued or guaranteed by foreign governments, including participations in loans between foreign governments and financial institutions, and interest in entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued or guaranteed by foreign governments ("Sovereign Debt Obligations"). The balance of the Fund's investment portfolio, up to 20% of its total assets, may be invested in high-yielding U.S. corporate fixed income securities. Substantially all of the Fund's assets will be invested in high yield, high risk debt securities that are low-rated (i.e., below investment grade), or unrated and that are considered to be predominantly speculative as regards the issuer's capacity to pay interest and repay principal. The Fund is permitted to invest up to 50% of its total assets in securities that are not readily marketable.

     Reference is made to Sections 2, 8 and 9 and to the financial statements referred to in Section 9.

     The principal executive office and business address of the Fund is located at 1345 Avenue of the Americas, New York, New York 10105. The Fund's business telephone number is (212) 969-1000.

     13. Additional Information. The Investment Adviser has been contacted by the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC") in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. The Investment Adviser has been providing full cooperation with respect to these investigations.

     Based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, the Investment Adviser has identified conflicts of interest in connection with certain market timing transactions. In this regard, the Investment Adviser has suspended two of its employees, one of whom had been the portfolio manager and an officer of the AllianceBernstein Technology Fund and the other of whom had been an executive involved in selling the Investment Adviser's hedge fund products. The Investment Adviser continues to review the facts and circumstances relevant to the SEC's and NYAG's investigations, including whether third parties may have engaged in illegal late trading in the AllianceBernstein family of funds (the "Funds") and whether any of its employees knowingly facilitated such late trading. Consistent with the best interests of the Funds and their shareholders, the Investment Adviser intends to vigorously pursue its rights, and the rights of the Funds and their shareholders, if it is determined that such trading occurred. At the present time, management of the Investment Adviser is unable to estimate the impact, if any, that the outcome of these investigations may have on the Funds or the Investment Adviser's results of operations or financial condition.

     The Investment Adviser also announced that its Board of Directors authorized a special committee, comprised of the members of the Investment Adviser's Audit Committee and the other independent member of the Board, to direct and oversee a comprehensive review of the facts and circumstances relevant to the SEC's and the NYAG's investigations.

     On October 2, 2003, a class action complaint entitled Hindo et al. v. AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint"), was filed in federal district court in the Southern District of New York against Alliance Capital Management Holding L.P.; the Investment Adviser; Alliance Capital Management Corporation (collectively, the "Alliance Capital defendants"); a number of AllianceBernstein mutual funds; AXA Financial, Inc.; Gerald Malone; Charles Schaffran; Edward J. Stern; Canary Capital Partners,
LLC; Canary Investment Management, LLC; Canary Capital Partners, Ltd.; and other unnamed defendants. The action, which is brought on behalf of a putative class of all persons who purchased shares in one or more of the defendant mutual funds between October 2, 1998 and September 29, 2003, alleges violations of the Securities Act of 1933, as amended, the Exchange Act and the 1940 Act. The principal allegations of the Hindo Complaint are that the Alliance Capital defendants entered into agreements under which certain named and unnamed parties were permitted to engage in late trading and market timing transactions in the defendant funds. According to the Hindo Complaint, these agreements were fraudulent and a breach of fiduciary duty to fund shareholders. In addition, plaintiffs allege that the prospectuses for the named AllianceBernstein mutual funds were false and misleading because they: (i) failed to disclose the existence of these late trading and market timing agreements; and (ii) represented that fund shareholders would be safeguarded against the effects of such agreements. Plaintiffs seek unspecified damages, the rescission of plaintiffs' contracts with the Investment Adviser, and recovery of any fees paid in connection therewith. The Investment Adviser is evaluating the claims in the Hindo Complaint and intends to vigorously defend against them. At the present time, management of the Investment Adviser is unable to estimate the impact, if any, that the outcome of this action may have on the Investment Adviser's results of operations or financial condition. On October 8, 2003, a similar complaint was filed in federal district court in the Eastern District of New York. Additional lawsuits similar to these lawsuits have been filed, and the Investment Adviser believes that others may be filed, against the Alliance Capital defendants and related parties.

     An Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") including the exhibits thereto, filed with the Securities and Exchange Commission (the "SEC"), provides certain additional information relating to the Offer, and may be inspected and copied at the prescribed rates at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the Schedule TO and the exhibits are available on the EDGAR Database on the SEC's Web site at http://www.sec.gov and copies of this information may also be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     14. Certain United States Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer based on current U.S. federal income tax law, including applicable Treasury regulations and IRS rulings. Each Stockholder should consult the Stockholder's tax advisor for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the Stockholder is a citizen, resident or domiciliary. In view of the requirement of the Offer that a tendering Stockholder must tender, or cause the tender of, both all of the Shares owned by the Stockholder and all of the Shares attributed to the Stockholder under Section 318 of the Code as of the date of purchase of Shares by the Fund pursuant to the Offer, tax advisors should also be consulted regarding the application of the constructive ownership rules of Section 318. In general, Section 318 provides that Shares owned by certain family members of a tendering Stockholder, and by certain entities in which the Stockholder has a direct or indirect interest, are treated as owned by the Stockholder for purposes of determining the federal income tax consequences of a sale of Shares pursuant to the Offer.

     U.S. Stockholders. It is anticipated that Stockholders (other than tax-exempt persons) who are citizens and/or residents of the U.S., corporations, partnerships or other entities created or organized in or under the laws of the U.S. or any political subdivision thereof, estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, and trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust ("U.S. Stockholders"), and who sell Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. This gain or loss will be capital gain or loss if the Shares sold are held by the tendering U.S. Stockholder at the time of sale as a capital asset and will be treated as either long-term or short-term if the Shares have been held at that time for more than one year or one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. Stockholder will be taxed at a maximum rate of 15%. This U.S. federal income tax treatment, however, is based on the expectation that not all Stockholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in the Fund of tendering Stockholders will be sufficiently reduced. It is therefore possible that the cash received for the Shares purchased would be taxable as a distribution by the Fund, rather than as a gain from the sale of the Shares. In that event, the cash received by a U.S. Stockholder will be taxable as a dividend, i.e., as ordinary income, to the extent of the U.S. Stockholder's allocable share of the Fund's current or accumulated earnings and profits, with the excess of the cash received over the portion so taxable constituting a non-taxable return of capital to the extent of the U.S. Stockholder's tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares depending on how long they were held by the U.S. Stockholder. If cash received by a U.S. Stockholder is taxable as a dividend, the Stockholder's tax basis in the purchased Shares will be considered transferred to the remaining Shares held by the Stockholder. In the case of a tendering U.S. Stockholder that is a corporation treated as receiving a distribution from the Fund pursuant to the Offer, special basis adjustments may also be applicable with respect to any Shares of such U.S. Stockholder not purchased pursuant to the Offer. Under the provisions of recently enacted tax legislation, some or all of the distributions from a mutual fund may be treated as "qualified dividend income," taxable to individuals at the reduced maximum rate of 15%, provided that both the fund and the individual satisfy certain holding period and other requirements. Based upon the investment policies of the Fund, it is expected that only a small portion, if any, of the Fund's distributions would be treated as "qualified dividend income."

     Under the "wash sale" rules under the Code, a loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a U.S. Stockholder acquires Shares within 30 days before or after the date the Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

     The Depositary may be required to withhold 28% of the gross proceeds paid to a U.S. Stockholder or other payee pursuant to the Offer unless either: (a) the U.S. Stockholder has completed and submitted to the Depositary a Form W-9 (or Substitute Form W-9), providing the U.S. Stockholder's employer identification number or social security number as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Stockholder is exempt from backup withholding, (ii) the U.S. Stockholder has not been notified by the IRS that the U.S. Stockholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or
(iii) the IRS has notified the U.S. Stockholder that the U.S. Stockholder is no longer subject to backup withholding; or (c) an exception applies under applicable law. A Substitute Form W-9 is included as part of the Letter of Transmittal for U.S. Stockholders.

     Non-U.S. Stockholders. The U.S. federal income taxation of a Non-U.S. Stockholder on a sale of Shares pursuant to the Offer depends on whether this transaction is "effectively connected" with a trade or business carried on in the U.S. by the Non-U.S. Stockholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Stockholders. If the sale of Shares pursuant to the Offer is not so effectively connected and if, as anticipated for U.S. Stockholders, it gives rise to gain or loss, any gain realized by a Non-U.S. Stockholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the Non-U.S. Stockholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, U.S. Stockholders are deemed to receive a distribution from the Fund with respect to Shares they tender, the cash received by a tendering Non-U.S. Stockholder will also be treated for U.S. tax purposes as a distribution by the Fund, with the cash then being characterized in the same manner as described above for U.S. Stockholders. In such an event, the portion of the distribution treated as a dividend to the Non-U.S. Stockholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Stockholder. If the amount realized on the tender of Shares by a Non-U.S. Stockholder is so effectively connected, regardless of whether the tender is characterized as a sale or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Stockholder.

     Non-U.S. Stockholders should provide the Depositary with a completed Form W-8BEN (or, if appropriate, Form W-8IMY) in order to avoid 28% backup withholding on the cash they receive from the Fund regardless of how they are taxed with respect to their tender of the Shares involved. A copy of Form W-8BEN (or, if appropriate, Form W-8IMY) is provided with the Letter of Transmittal for Non-U.S. Stockholders.

     15. Amendments; Extension of Tender Period; Termination. The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. Without limiting the manner in which the Fund may choose to make a public announcement of such an amendment, extension or termination, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as provided by applicable law (including Rule 14e-1(d) promulgated under the Exchange Act) and by the requirements of the NYSE (including the listing agreement with respect to the Shares).

     Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), the Fund will have no obligation to extend the Offer. In the event that the Fund is obligated to, or elects to, extend the Offer, the purchase price for each Share purchased pursuant to the Offer will be the per Share NAV determined as of the close of the regular trading session of the NYSE on the date after the Expiration Date as extended. No Shares will be accepted for payment until on or after the new Expiration Date.

     16. Miscellaneous. The Offer is not being made to, nor will the Fund accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or "blue sky" laws of that jurisdiction. The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. The Fund, however, reserves the right to exclude Stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as the Fund makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund's behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

October 20, 2003                  ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.

                                                                      EXHIBIT A

PORTFOLIO OF INVESTMENTS
March 31, 2003

                                     Principal
                                      Amount
                                       (000)      U.S. $ Value
--------------------------------------------------------------
SOVEREIGN DEBT OBLIGATIONS--88.7%
Sovereign Debt Securities--79.2%
Belize--0.7%
Government of Belize
 9.50%, 8/15/12 .................    $ 6,000     $ 6,067,098
                                                 -----------
Brazil--18.8%
Banco Nac Desenv Bondes
 6.50%, 6/15/06(a) ..............      8,580       8,301,150
Federal Republic of Brazil
 8.875%, 4/15/24 ................     17,050      10,937,575
 9.375%, 4/07/08 ................     10,700       9,137,800
 11.00%, 1/11/12 ................      5,500       4,675,000
 11.00%, 8/17/40(b) .............     68,785      51,760,712
 11.25%, 7/26/07 ................      5,000       4,705,000
 11.50%, 3/12/08 ................      3,400       3,133,100
 12.00%, 4/15/10 ................     26,625      24,135,563
 12.75%, 1/15/20 ................     15,750      13,773,375
 14.50%, 10/15/09(b) ............     35,925      36,374,062
                                                 -----------
                                                 166,933,337
                                                 -----------
Bulgaria--2.0%
Republic of Bulgaria
 8.25%, 1/15/15(a) ..............     15,841      17,821,125
                                                 -----------
Colombia--4.3%
Republic of Colombia
 9.75%, 4/23/09 .................      1,400       1,502,900
 10.00%, 1/23/12(b) .............     10,650      11,017,425
 10.50%, 7/09/10 ................      1,000       1,055,000
 11.75%, 2/25/20 ................     22,235      24,291,738
                                                 -----------
                                                  37,867,063
                                                 -----------
Costa Rica--0.4%
Republic of Costa Rica
 8.05%, 1/31/13(a) ..............      3,000       3,116,250
                                                 -----------
Dominican Republic--0.6%
Dominican Republic
 9.50%, 9/27/06(a) ..............      5,325       5,695,088
                                                 -----------
Ecuador--1.4%
Republic of Ecuador
 6.00%, 8/15/30(a)(c) ...........     20,100      10,532,400
 12.00%, 11/15/12(a) ............      2,200       1,606,000
                                                 -----------
                                                  12,138,400
                                                 -----------

                                         Principal
                                          Amount
                                           (000)      U.S. $ Value
------------------------------------------------------------------
El Salvador--0.9%
Republic of El Salvador
 7.75%, 1/24/23(a) ..................    $  3,750    $ 3,993,750
 8.50%, 7/25/11(a) ..................       3,700      4,101,450
                                                     -----------
                                                       8,095,200
                                                     -----------
Mexico--10.5%
United Mexican States
 6.625%, 3/03/15(b) .................      11,575     11,580,788
 11.375%, 9/15/16(b) ................      59,535     81,652,252
                                                     -----------
                                                      93,233,040
                                                     -----------
Panama--3.3%
Republic of Panama
 9.375%, 7/23/12 ....................       1,900      2,099,500
 9.375%, 4/01/29 ....................      10,000     10,992,500
 9.625%, 2/08/11 ....................      14,600     16,571,000
                                                     -----------
                                                      29,663,000
                                                     -----------
Peru-2.6%
Republic of Peru
 9.125%, 1/15/08 ....................       3,475      3,744,313
 9.125%, 2/21/12(b) .................      18,600     19,623,000
                                                     -----------
                                                      23,367,313
                                                     -----------
Philippines--3.1%
Republic of the Philippines
 9.00%, 2/15/13 .....................       8,850      8,606,625
 9.875%, 1/15/19(b) .................      10,650     10,277,250
 10.625%, 3/16/25(b) ................       8,925      8,902,688
                                                     -----------
                                                      27,786,563
                                                     -----------
Russia--25.7%
Russian Federation
 5.00%, 3/31/30(a)(b)(c)(d) .........     221,800    193,243,249
Russian Ministry of Finance
 3.00%, 5/14/06 (a) .................         300        279,750
 Series V
 3.00%, 5/14/08 .....................       7,087      6,059,385
 Series VI
 3.00%, 5/14/06 .....................      31,460     29,336,450
                                                     -----------
                                                     228,918,834
                                                     -----------
South Africa--0.6%
Republic of South Africa
 7.375%, 4/25/12 ....................       4,500      5,073,750
                                                     -----------
Tunisia--0.4%
Banque Cent De Tunisie
 7.375%, 4/25/12 ....................       3,500      3,771,250
                                                     -----------

                                            Principal
                                             Amount
                                              (000)      U.S. $ Value
---------------------------------------------------------------------
Turkey -- 0.8%
Republic of Turkey
 11.75%, 6/15/10 .......................    $ 4,355     $ 3,984,825
 12.375%, 6/15/09 ......................      3,050       2,889,875
                                                        -----------
                                                          6,874,700
                                                        -----------
Ukraine--2.2%
Government of Ukraine
 11.00%, 3/15/07(a) ....................     17,789      19,408,249
                                                        -----------
Venezuela--0.9%
Republic of Venezuela
 9.25%, 9/15/27 ........................     12,875       7,744,313
                                                        -----------
Total Sovereign Debt Securities
 (cost $518,834,953)....................                703,574,573
                                                        -----------
Non-Collateralized Brady Bonds--9.5%
Brazil--5.5%
Federal Republic of Brazil
 C-Bonds
 8.00%, 4/15/14(b)(d) ..................     55,451      43,944,436
 DCB FRN
 Series L
 2.625%, 4/15/12 .......................      7,950       5,266,875
                                                        -----------
                                                         49,211,311
                                                        -----------
Panama--0.2%
Republic of Panama IRB VRN
 5.00%, 7/17/14 ........................      1,682       1,497,322
                                                        -----------
Peru--0.5%
Republic of Peru FLIRB
 4.50%, 3/07/17(a)(c) ..................      5,600       4,476,500
                                                        -----------
Venezuela--3.3%
Republic of Venezuela DCB
 2.313%, 12/18/07 ......................     43,214      30,033,928
                                                        -----------
Total Non-Collateralized Brady Bonds
 (cost $74,920,378).....................                 85,219,061
                                                        -----------
Collateralized Brady Bonds(e)--0.0%
Venezuela--0.0%
Republic of Venezuela Discount Bonds FRN
 Series W-B
 2.313%, 3/31/20
 (cost $163,207)........................        216         146,880
                                                        -----------
Total Sovereign Debt Obligations
 (cost $593,918,538)....................                788,940,514
                                                        -----------

                                          Shares or
                                          Principal
                                           Amount
                                            (000)      U.S. $ Value
-------------------------------------------------------------------
CORPORATE DEBT OBLIGATIONS--16.3%
Citgo Petroleum Corp.
 11.375%, 2/01/11(a) .................    $ 6,500     $ 6,841,250
Freeport-McMoran Copper
 10.125%, 2/01/10(a) .................      5,800       6,024,750
Gazprom Oao
 9.625%, 3/01/13(a) ..................     15,800      16,320,125
Hanvit Bank, SA
 11.75%, 3/01/10(a) ..................      3,000       3,386,250
 12.75%, 3/01/10(a) ..................     16,270      18,608,813
Hurricane Finance
 9.625%, 2/12/10(a) ..................      3,500       3,635,625
Innova S De. R.L., SA
 12.875%, 4/01/07 ....................     13,875      12,293,250
Mexico City Toluca Toll Road
 11.00%, 1/19/13(a) ..................      5,886       5,297,161
Mobile Telesystems Finance
 9.75%, 1/30/08(a) ...................      3,290       3,413,375
 10.95%, 12/21/04(a) .................      8,210       8,651,288
Monterrey Power SA De CV
 9.625%, 11/15/09(a) .................      3,609       4,150,669
Petrobras International Finance
 9.875%, 5/09/08 .....................      4,550       4,538,625
Petroleos Mexicanos
 9.25%, 3/30/18 ......................     20,000      22,299,999
Petroliam Nasional Berhad
 7.625%, 10/15/26(a) .................      3,800       3,842,940
Petronas Capital Ltd.
 7.875%, 5/22/22(a) ..................     13,500      14,495,436
Siberian Oil Co.
 11.50%, 2/13/07 .....................      3,075       3,431,700
Tyumen Oil
 11.00%, 11/06/07(a) .................      3,700       4,176,375
Unibanco (Cayman)
 9.375%, 4/30/12(a)(c) ...............      3,475       2,943,707
                                                      -----------
Total Corporate Debt Obligations
 (cost $139,703,977)..................                144,351,338
                                                      -----------
WARRANTS(f)--0.0%
Central Bank of Nigeria
 Warrants, expiring 11/15/20 .........     43,000             -0-
Republic of Venezuela
 Warrants, expiring 4/15/20 ..........     25,000             -0-
                                                      -----------
Total Warrants
 (cost $0)............................                        -0-
                                                      -----------

                                                      Principal
                                                       Amount
                                                        (000)        U.S. $ Value
---------------------------------------------------------------------------------
SHORT-TERM INVESTMENT--7.4%
Time Deposit--7.4%
Societe Generale
 1.375%, 4/01/03
 (cost $66,000,000)...............................   $66,000       $   66,000,000
                                                                   --------------
TOTAL INVESTMENTS--112.4%
 (cost $799,622,515)..............................                    999,291,852
Other assets less liabilities -- (12.4%) .........                   (109,856,360)
                                                                   --------------
Net Assets--100.0% ...............................                 $  889,435,492
                                                                   --------------

CALL OPTIONS WRITTEN (See Note C)

                                           Contracts(g)
                                              (000)          U.S. $ Value
-------------------------------------------------------------------------
Federal Republic of Brazil
 C -- Bonds
 8.00%, 4/15/14
 expiring April '03 @ 77.6875 .........        9,236        $     (166,241)
 expiring April '03 @ 76.875 ..........       10,959              (284,948)
                                                            --------------
                                                                  (451,189)
                                                            --------------
Russian Federation
 5.00%, 3/31/30
 expiring May '03 @ 85.8125 ...........       16,400              (344,400)
                                                            --------------
Total Call Options Written
 (premiums received $508,492)..........                     $     (795,589)
                                                            ==============

CREDIT DEFAULT SWAP CONTRACTS (See Note C)

                               Notional                                   Unrealized
Swap Counterparty &             Amount      Interest     Termination     Appreciation/
Referenced Obligation            (000)        Rate           Date        Depreciation
--------------------------------------------------------------------------------------
Buy Contracts:
Deutsche Bank
Federal Republic of Brazil
12.25%, 3/06/30 ...........     $4,700        17.00%    2/06/05           $ (512,770)
Deutsche Bank
Republic of the Philippines
9.00%, 2/15/13 ............      6,850         6.10     2/14/08               (6,645)
Deutsche Bank
Republic of Turkey
11.875%, 1/15/30 ..........      7,000         6.00     3/04/04              336,770
Morgan Stanley
Federal Republic of Brazil
10.125%, 5/15/27 ..........      7,200        15.25     7/30/04             (361,008)
Salomon Brothers, Inc.
Republic of Venezuela
2.313%, 12/18/07 ..........        470        21.00     2/11/04              (12,483)
Salomon Brothers, Inc.
Republic of Venezuela
2.313%, 12/18/07 ..........        470        21.25%    2/11/05              (13,517)

                              Notional                                  Unrealized
Swap Counterparty &            Amount     Interest     Termination     Appreciation/
Referenced Obligation          (000)        Rate           Date        Depreciation
------------------------------------------------------------------------------------
Buy Contracts:
Salomon Brothers, Inc.
Republic of Venezuela
2.313%, 12/18/07 .........    $   470    20.50        2/11/06           $   (9,414)
Salomon Brothers, Inc.
Republic of Venezuela
2.313%, 12/18/07 .........        470    20.00        2/11/07               (9,964)
Salomon Brothers, Inc.
Republic of Venezuela
2.313%, 12/18/07 .........        470    19.25        2/11/08               (8,451)
Sale Contracts:
Deutsche Bank
Federal Republic of Brazil
12.25%, 3/06/30 ..........      4,700    17.85        2/06/08              656,120
Deutsche Bank
Federal Republic of Brazil
12.25%, 3/06/30 ..........     12,500    14.50        3/08/08              391,250
Morgan Stanley
Federal Republic of Brazil
10.125%, 5/15/27 .........      7,200    17.75        2/13/08              800,064
                                                                        ----------
                                                                        $1,249,952
                                                                        ==========

REVERSE REPURCHASE AGREEMENTS (See Note C)

Broker                                        Interest Rate     Maturity        Amount
------                                        -------------     --------    --------------
J.P. Morgan Chase ........................   0.35%               4/24/03    $ 23,274,864
Lehman Brothers ..........................   0.50                4/01/03      29,632,150
J.P. Morgan Chase ........................   0.50                4/25/03       4,665,543
J.P. Morgan Chase ........................   0.75               12/31/03       9,878,909
J.P. Morgan Chase ........................   0.75               12/31/03       5,000,521
J.P. Morgan Chase ........................   0.90               12/31/03       8,777,271
J.P. Morgan Chase ........................   0.90                4/09/03      10,353,881
J.P. Morgan Chase ........................   0.90               12/31/03       5,176,941
J.P. Morgan Chase ........................   0.90               12/31/03      17,554,542
Lehman Brothers ..........................   1.00                4/08/03      23,053,333
Lehman Brothers ..........................   1.00               12/31/03       6,947,528
Santander Investment Securities ..........   1.25               12/31/03       7,844,169
J.P. Morgan Chase ........................   1.30               12/31/03      13,015,002
Lehman Brothers ..........................   1.40               12/31/03      10,413,333
Lehman Brothers ..........................   1.40               12/31/03      20,645,573
                                                                            ------------
                                                                            $196,233,560
                                                                            ============

(a) Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2003, these securities amounted to $374,362,725 or 42.1% of net assets.

(b) Positions, or portions thereof, with an aggregate market value of $149,234,350 have been segregated to collateralize reverse repurchase agreements.

(c) Coupon increases periodically based upon a predetermined schedule. Stated interest rate was in effect at March 31, 2003.

(d) Positions, or portions thereof, with an aggregate market value of $30,293,038 have been segregated to collateralize the call options written.

(e) Sovereign debt obligation issued as part of debt restructuring that is collateralized in full as to principal due at maturity by U.S. Treasury zero coupon obligations which have the same maturity as the Brady Bond.

(f)  Non-income producing.

(g)  One contract relates to principal amount of $1.

Glossary of Terms:

DCB--Debt Conversion Bonds

FLIRB--Front Loaded Interest Reduction Bond

FRN--Floating Rate Note

IRB--Interest Reduction Bonds

VRN--Variable Rate Note

See notes to financial statements.

STATEMENT OF ASSETS & LIABILITIES
March 31, 2003

Assets
Investments in securities, at value (cost $799,622,515).....................   $  999,291,852
Cash .......................................................................          716,345
Due from broker ............................................................       54,112,240
Receivable for investment securities sold ..................................       52,198,823
Interest receivable ........................................................       22,322,281
Net unrealized appreciation on credit default swap contracts ...............        1,249,952
                                                                              ---------------
Total assets ...............................................................    1,129,891,493
                                                                              ---------------
Liabilities
Outstanding call options written, at value (premiums received $508,492).....          795,589
Reverse repurchase agreements ..............................................      196,233,560
Payable for investment securities purchased ................................       41,870,963
Advisory fee payable .......................................................          744,144
Administrative fee payable .................................................          189,573
Accrued expenses ...........................................................          622,172
                                                                              ---------------
Total liabilities ..........................................................      240,456,001
                                                                              ---------------
Net Assets .................................................................  $   889,435,492
                                                                              ===============
Composition of Net Assets
Capital stock, at par ......................................................          778,503
Additional paid-in capital .................................................    1,048,473,894
Undistributed net investment income ........................................        3,958,010
Accumulated net realized loss on investment transactions ...................     (364,407,071)
Net unrealized appreciation on investments .................................      200,632,156
                                                                              ---------------
                                                                              $   889,435,492
                                                                              ===============
Net Asset Value Per Share (based on 77,850,368 shares outstanding) .........  $         11.42
                                                                              ===============


See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2003

Investment Income
Interest .............................................                    $  95,307,610
Expenses
Advisory fee .........................................   $7,932,076
Administrative fee ...................................    1,189,811
Printing .............................................      550,883
Custodian ............................................      543,997
Audit and legal ......................................      220,647
Transfer agency ......................................      136,933
Registration .........................................       82,980
Directors' fees ......................................       27,750
Miscellaneous ........................................       30,453
                                                         ----------
Total expenses before interest .......................   10,715,530
Interest expense .....................................    1,103,731
                                                         ----------
Total expenses .......................................                       11,819,261
                                                                          -------------
Net investment income ................................                       83,488,349
                                                                          -------------
Realized and Unrealized Gain (Loss) on Investment
 Transactions
Net realized gain (loss) from:
 Investment transactions .............................                      (29,996,608)
 Written options .....................................                        1,487,843
Net change in unrealized appreciation/depreciation of:
 Investments .........................................                       91,883,950
 Swaps ...............................................                        1,429,952
 Written options .....................................                         (287,097)
                                                                          -------------
Net gain on investment transactions ..................                       64,518,040
                                                                          -------------
Net Increase in Net Assets from Operations ...........                    $ 148,006,389
                                                                          =============


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

                                                                  Year Ended          Year Ended
                                                                   March 31,          March 31,
                                                                     2003                2002
                                                               ----------------   -----------------
Increase (Decrease) in Net Assets from Operations
Net investment income ......................................    $  83,488,349      $   99,438,300
Net realized loss on investment and foreign currency
 transactions ..............................................      (28,508,765)       (108,411,310)
Net change in unrealized appreciation/depreciation of
 investments ...............................................       93,026,805         126,469,696
                                                                -------------      --------------
Net increase in net assets from operations .................      148,006,389         117,496,686
Dividends to Shareholders from
Net investment income ......................................      (82,323,739)       (101,219,354)
                                                                -------------      --------------
Total increase .............................................       65,682,650          16,277,332
Net Assets
Beginning of period ........................................      823,752,842         807,475,510
                                                                -------------      --------------
End of period (including undistributed net investment income
 of $3,958,010 and $2,027,414, respectively)................    $ 889,435,492      $  823,752,842
                                                                =============      ==============


See notes to financial statements.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2003

Increase (Decrease) in Cash From:
Operating Activities:
Interest received ................................................    $     78,614,329
Interest expense paid ............................................          (1,168,831)
Operating expenses paid ..........................................         (10,655,111)
                                                                      ----------------
Net increase in cash from operating activities ...................                          $  66,790,387
Investing Activities:
Proceeds from disposition of long-term portfolio investments .....       1,014,658,457
Purchase of long-term portfolio investments ......................      (1,080,437,307)
Proceeds from disposition of short-term portfolio investments,
 net .............................................................          57,700,855
                                                                      ----------------
Net decrease in cash from investing activities ...................                             (8,077,995)
Financing Activities:
Increase in reverse repurchase agreements ........................          23,943,720
Cash dividends paid ..............................................         (82,323,739)
                                                                      ----------------
Net decrease in cash from financing activities ...................                            (58,380,019)
                                                                                            -------------
Net increase in cash .............................................                                332,373
Cash at beginning of period ......................................                                383,972
                                                                                            -------------
Cash at end of period ............................................                          $     716,345
                                                                                            =============

---------------------------------------------------------------------------------------------------------
Reconciliation of Net Increase in Net Assets from
 Operations to Net Increase in Cash from Operating
 Activities:
Net increase in net assets resulting from operations .............                          $ 148,006,389
Adjustments:
Increase in interest receivable ..................................    $     (3,276,610)
Net realized loss on investments .................................          28,508,765
Net change in unrealized appreciation/depreciation of
 investments .....................................................         (93,026,805)
Accretion of bond discount and amortization of bond premium.......         (13,416,671)
Decrease in interest payable .....................................             (65,100)
Increase in accrued expenses .....................................              60,419
                                                                      ----------------
Total adjustments ................................................                            (81,216,002)
                                                                                            -------------
Net increase in cash from operating activities ...................                          $  66,790,387
                                                                                            -------------


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
March 31, 2003

NOTE A
Significant Accounting Policies

     Alliance World Dollar Government Fund II (the "Fund") was incorporated under the laws of the State of Maryland on May 20, 1993 and is registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Fund.

1. Security Valuation

     Portfolio securities traded on a national securities exchange or on a foreign securities exchange (other than foreign securities exchanges whose operations are similar to those of the United States over-the-counter market) are generally valued at the last reported sale price or, if there was no sale on such day, the last bid price quoted on such day. If no bid prices are quoted, then the security is valued at the mean of the bid and asked prices as obtained on that day from one or more dealers regularly making a market in that security. Securities traded on the over-the-counter market, securities listed on a foreign securities exchange whose operations are similar to the United States over-the-counter market and securities listed on a national securities exchange whose primary market is believed to be over-the-counter are valued at the mean of the closing bid and asked prices provided by two or more dealers regularly making a market in such securities. U.S. government securities and other debt securities which mature in 60 days or less are valued at amortized cost unless this method does not represent fair value. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by, or in accordance with procedures approved by, the Board of Directors. Fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

2. Taxes

     It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provision for federal income or excise taxes is required.

3. Investment Income and Investment Transactions

     Interest income is accrued daily. Investment transactions are accounted for on the date securities are purchased or sold. Investment gains and losses are determined on the identified cost basis. The Fund accretes discount as an adjustment to interest income. Additionally, the Fund amortizes premium on debt securities for financial statement reporting purposes only.

4. Dividends and Distributions

     Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in accordance with accounting principles generally accepted in the United States. To the extent these differences are permanent, such amounts are reclassified within the capital accounts based on their federal tax basis treatment; temporary differences do not require such reclassification.

     During the current fiscal year, permanent differences, primarily due to the tax treatment of bond premium amortization, resulted in a net increase in undistributed net investment income and a net increase in accumulated net realized loss on investment transactions. This reclassification had no effect on net assets.

NOTE B
Advisory, Administrative Fees and Other Affiliated Transactions

     Under the terms of the Investment Advisory Agreement, the Fund pays Alliance Capital Management L.P. (the "Adviser") an advisory fee at an annual rate of 1% of the Fund's average weekly net assets. Such fee is accrued daily and paid monthly.

     Under the terms of the Administration Agreement, the Fund pays the Adviser an administrative fee at an annual rate of .15 of 1% of the Fund's average weekly net assets. Such fee is accrued daily and paid monthly. The Adviser provides administrative functions as well as other clerical services to the Fund and prepares financial and regulatory reports.

     The Fund entered into a Shareholder Inquiry Agency Agreement with Alliance Global Investor Services, Inc. (AGIS), an affiliate of the Adviser, whereby the Fund reimburses AGIS for costs relating to servicing phone inquiries for the Fund. During the year ended March 31, 2003, the Fund reimbursed AGIS $1,730 for such costs.

NOTE C
Investment Transactions

     Purchases and sales of investment securities (excluding short-term investments, U.S. government obligations and government agency obligations) aggregated $1,113,838,627 and $1,021,138,283, respectively, for the year ended March 31, 2003. There were no purchases or sales of U.S. government obligations and government agency obligations for the year ended March 31, 2003.

     At March 31, 2003, the cost of investments for federal income tax purposes was $810,779,660. Accordingly, gross unrealized appreciation of investments was $200,653,817 and gross unrealized depreciation of investments was $12,141,625, resulting in net unrealized appreciation of $188,512,192, excluding the written options and swap contracts.

1. Option Transactions

     For hedging purposes, the Fund purchases and writes (sells) put and call options on U.S. and foreign government securities that are traded on U.S. and foreign securities exchanges and over-the-counter markets.

     The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as portfolio securities. The cost of securities acquired through the exercise of call options is increased by the premiums paid. The proceeds from securities sold through the exercise of put options are decreased by the premiums paid.

     When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from written options which expire unexercised are recorded by the Fund on the expiration date as realized gain from options written. The difference between the premium received and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium received is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the security purchased by the Fund. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security underlying the option written. Exercise of an option written by the Fund could result in the Fund selling or buying a security at a price different from the current market value.

     For the year ended March 31, 2003, the Fund had the following written option transactions:

                                                                    Number of          Premiums
                                                                    Contracts          Received
                                                                ----------------   ---------------
Options outstanding at March 31, 2002 .......................              -0-      $        -0-
Options written .............................................      110,152,992         2,370,135
Options terminated in closing purchase transactions .........      (20,400,000)         (373,800)
Options expired .............................................      (53,157,868)       (1,487,843)
                                                                   -----------      ------------
Options outstanding at March 31, 2003 .......................       36,595,124      $    508,492
                                                                   ===========      ============

2. Swap Agreements

     The Fund enters into swaps to hedge its exposure to interest rates and credit risk or for investment purposes. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

     Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Fund, and/or the termination value at the end of the contract. Therefore, the Fund considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the underlying value of the securities.

     The Fund records a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid in the interest period. Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). Fluctuations in the value of swap contracts are recorded for financial statement purposes as a component of net change in unrealized appreciation/depreciation of investments.

     The Fund may enter into credit default swaps. A sell/(buy) in a credit default swap provides upon the occurrence of a credit event, as defined in the swap agreement, for the Fund to buy/(sell) from/(to) the Counterparty at par and take/(deliver) the principal amount (the "Notional Amount") of the referenced obligation. During the term of the swap agreement, the Fund receives/(pays) semi-annual fixed interest payments from/(to) the respective Counterparty, calculated at the agreed upon interest rate applied to the Notional Amount.

     Credit default swaps may involve greater risks than if a Fund had invested in the referenced obligation directly. Credit default swaps are subject to general market risk, liquidity risk and credit risk. If the Fund is a buyer and no credit event occurs, it will lose its investment. In addition, the value of the referenced obligation received by the Fund as a seller if a credit event occurs, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund.


3. Reverse Repurchase Agreements

     Under a reverse repurchase agreement, the Fund sells securities and agrees to repurchase them at a mutually agreed upon date and price. At the time the Fund enters into a reverse repurchase agreement, it will establish a segregated account with the custodian containing liquid assets having a value at least equal to the repurchase price.

     "Due from broker" on the statement of assets and liabilities represents the receivable from the broker for the reverse repurchase agreements entered into on March 28, 2003 and March 31, 2003.

     For the year ended March 31, 2003, the average amount of reverse repurchase agreements outstanding was approximately $101,574,279 and the daily weighted average annual interest rate was 1.28%.

NOTE D
Distributions To Shareholders

     The tax character of distributions paid during the fiscal years ended March 31, 2003 and March 31, 2002 were as follows:

                                             2003              2002
                                         -----------      ------------
Distributions paid from:
 Ordinary income ....................    $82,323,739      $101,219,354
                                         -----------      ------------
Total taxable distributions .........     82,323,739       101,219,354
                                         -----------      ------------
Total distributions paid ............    $82,323,739      $101,219,354
                                         ===========      ============

     As of March 31, 2003, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Undistributed ordinary income ..................      $     4,884,899
Accumulated capital and other losses ...........         (354,176,827)(a)
Unrealized appreciation/(depreciation) .........          189,475,023(b)
                                                      ---------------
Total accumulated earnings/(deficit) ...........      $  (159,816,905)
                                                      ===============

(a) On March 31, 2003, the Fund had a net capital loss carryforward of $353,038,174 of which $103,516,115 expires in the year 2007, $43,184,734 expires in the year 2008, $68,859,018 expires in the year 2009, $78,955,786 expires in the year 2010 and $58,522,521 expires in the year 2011. To the extent future capital gains are offset by capital loss carry-forwards, such gains will not be distributed. Net capital losses incurred after October 31, and within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. For the year ended March 31, 2003, the Fund deferred to April 1, 2003, post October capital losses of $1,138,653.

(b) The difference between book-basis and tax-basis unrealized appreciation/depreciation is attributable primarily to the tax deferral of losses on wash sales and the difference between book and tax amortization methods for premium.

NOTE E
Capital Stock

     There are 100,000,000 shares of $0.01 par value common stock authorized. Of the 77,850,368 shares outstanding at March 31, 2003, the Adviser owned 7,200 shares. During the years ended March 31, 2003 and March 31, 2002, the Fund issued no shares in connection with the Fund's dividend reinvestment plan.

NOTE F
Concentration of Risk

     Investing in securities of foreign companies and foreign governments involves special risks, which include changes in foreign exchange rates and the possibility of future political and economic developments which could adversely affect the value of such securities. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of comparable U.S. companies and the United States government.

FINANCIAL HIGHLIGHTS
Selected Data For A Share Of Common Stock Outstanding Throughout Each Period

                                                                          Year Ended March 31,
                                                    -----------------------------------------------------------------
                                                        2003        2002(a)       2001         2000          1999
                                                      -------      -------      -------      -------     -------
Net asset value, beginning of period ..............   $ 10.58      $ 10.37      $ 10.83      $  8.52     $ 13.82
                                                      -------      -------      -------      -------     -------
Income From Investment Operations
Net investment income(b) ..........................      1.07         1.32         1.25         1.16        1.20
Net realized and unrealized gain (loss) on
 investment transactions ..........................       .83          .19         (.62)        2.29       (5.06)
                                                      -------      -------      --------     -------     --------
Net increase (decrease) in net asset value from
 operations .......................................      1.90         1.51          .63         3.45       (3.86)
                                                      -------      -------      --------     -------     --------
Less: Dividends and Distributions
Dividends from net investment income ..............     (1.06)       (1.30)       (1.09)       (1.10)      (1.44)
Tax return of capital .............................        -0-          -0-          -0-        (.04)         -0-
                                                      --------     --------     --------     --------    --------
Total dividends and distributions .................     (1.06)       (1.30)       (1.09)       (1.14)      (1.44)
                                                      --------     --------     --------     --------    --------
Net asset value, end of period ....................   $ 11.42      $ 10.58      $ 10.37      $ 10.83     $  8.52
                                                      ========     ========     ========     ========    ========
Market value, end of period... ....................   $ 10.91      $ 10.32      $  9.15      $  9.19     $  9.38
                                                      ========     ========     ========     ========    ========
Total Return
Total investment return based on:(c) ..............
 Market value .....................................     17.72%       27.02%       12.05%       11.15%     (20.95)%
 Net asset value ..................................     20.20%       16.22%        7.73%       44.16%     (28.44)%
Ratios/Supplemental Data
Net assets, end of period (000's omitted) .........  $889,435     $823,753     $807,476     $843,390    $651,967
Ratio to average net assets of: ...................
 Expenses .........................................      1.49%        1.88%        1.90%        1.51%       1.31%
 Expenses, excluding interest expense .............      1.35%        1.29%        1.28%        1.30%       1.31%
 Net investment income ............................     10.53%       12.69%       11.31%       12.33%      11.89%
Portfolio turnover rate ...........................       121%         178%         203%         217%        262%

(a) As required, effective April 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies, and began amortizing premium on debt securities for financial statement reporting purposes only. The effect of this change for the year ended March 31, 2002 was to decrease net investment income per share by $.01, increase net realized and unrealized gain on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 12.74% to 12.69%. Per share, ratios and supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

(b)  Based on average shares outstanding.

(c) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's Dividend Reinvestment Plan. Generally, total investment return based on net asset value will be higher than total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total investment return calculated for a period of less than one year is not annualized.

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Alliance World Dollar Government Fund II, Inc.

     We have audited the accompanying statement of assets and liabilities of Alliance World Dollar Government Fund II, Inc., including the portfolio of investments, as of March 31, 2003, and the related statements of operations and cash flows for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2003, by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Alliance World Dollar Government Fund II, Inc. at March 31, 2003, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States.


                             /s/ Ernst & Young LLP

New York, New York
May 9, 2003

PORTFOLIO OF INVESTMENTS
March 31, 2002

                                     Principal
                                      Amount
                                       (000)       U.S. $ Value
                                    ----------   ---------------
SOVEREIGN DEBT OBLIGATIONS--83.0%
Sovereign Debt Securities--71.4%
Brazil--13.9%
Republic of Brazil
 11.00%, 8/17/40(a) .............    $127,310     $104,903,440
 12.75%, 1/15/20 ................       9,750        9,545,250
                                                  ------------
                                                   114,448,690
                                                  ------------
Colombia--2.8%
Republic of Colombia
 10.00%, 1/23/12 ................       7,200        6,921,000
 11.75%, 2/25/20 ................      16,285       16,244,287
                                                  ------------
                                                    23,165,287
                                                  ------------
Dominican Republic--0.6%
Dominican Republic
 9.50%, 9/27/06(b) ..............       4,350        4,594,687
                                                  ------------
Ecuador--1.8%
Republic of Ecuador
 5.00%, 8/15/30(b)(c) ...........      21,525       11,677,313
 12.00%, 11/15/12(b) ............       3,775        3,053,031
                                                  ------------
                                                    14,730,344
                                                  ------------
Jamaica--1.1%
Government of Jamaica
 11.625%, 1/15/22 ...............       8,900        9,389,500
                                                  ------------
Mexico--6.6%
United Mexican States Global Bond
 7.50%, 1/14/12 .................       1,200        1,196,400
 11.375%, 9/15/16 ...............      42,235       52,857,103
                                                  ------------
                                                    54,053,503
                                                  ------------
Panama--2.4%
Republic of Panama
 9.375%, 4/01/29 ................      10,000       10,450,000
 9.625%, 2/08/11 ................       8,850        9,159,750
 10.75%, 5/15/20 ................          50           55,450
                                                  ------------
                                                    19,665,200
                                                  ------------
Peru--0.1%
Republic of Peru
 9.125%, 2/21/12(b) .............       1,150        1,133,900
                                                  ------------
Philippines -- 4.6%
Republic of Philippines
 9.375%, 1/18/17 ................      12,250       12,495,000
 9.875%, 1/15/19 ................      22,600       22,803,400
 10.625%, 3/16/25 ...............       2,650        2,795,750
                                                  ------------
                                                    38,094,150
                                                  ------------

                                         Principal
                                          Amount
                                           (000)      U.S. $ Value
                                        ----------   --------------
Qatar -- 0.4%
State of Qatar
 9.75%, 6/15/30(b) ..................    $  2,690    $ 3,110,985
                                                     -----------
Russia -- 26.0%
Russian Federation
 5.00%, 3/31/30(a)(b)(c) ............     263,475    174,387,516
Russian Ministry of Finance
 Series V
 3.00%, 5/14/08 .....................      16,687     11,285,418
 Series VI
 3.00%, 5/14/06 .....................      37,260     28,924,938
                                                     -----------
                                                     214,597,872
                                                     -----------
Trinidad & Tobago--2.1%
Republic of Trinidad & Tobago
 9.75%, 7/01/20(b) ..................      15,694     17,381,105
                                                     -----------
Turkey--3.4%
Republic of Turkey
 11.75%, 6/15/10 ....................      26,450     27,259,370
 11.875%, 1/15/30 ...................         975        987,919
                                                     -----------
                                                      28,247,289
                                                     -----------
Ukraine--1.6%
Government of Ukraine
 11.00%, 3/15/07(b) .................      13,043     13,166,858
                                                     -----------
Venezuela--4.0%
Republic of Venezuela
 9.25%, 9/15/27 .....................      47,700     32,746,050
                                                     -----------
Total Sovereign Debt Securities
 (cost $478,345,786).................                588,525,420
                                                     -----------
Non-Collateralized Brady Bonds--11.3%
Brazil--8.3%
Republic of Brazil
 C -- Bonds
 8.00%, 4/15/14 .....................      12,123      9,880,434
 DCB FRN
 Series L
 3.25%, 4/15/12 .....................      77,200     58,772,360
                                                     -----------
                                                      68,652,794
                                                     -----------
Peru -- 1.7%
Republic of Peru FLIRB
 4.00%, 3/07/17(c) ..................      18,400     13,915,000
                                                     -----------
Venezuela -- 1.3%
Republic of Venezuela
 DCB FRN
 Series DL
 2.875%, 12/18/07 ...................      13,428     10,907,193
                                                     -----------
Total Non-Collateralized Brady Bonds
 (cost $91,601,596)..................                 93,474,987
                                                     -----------

                                       Principal
                                        Amount
                                         (000)      U.S. $ Value
                                      ----------   --------------
Collateralized Brady Bonds--0.3%(d)
Brazil--0.0%
Republic of Brazil
 Par -- VRN
 Series Z-L
 6.00%, 4/15/24 ...................    $   180     $   125,100
                                                   -----------
Bulgaria--0.3%
Republic of Bulgaria
 Discount Bonds FRN
 Series A
 2.813%, 7/28/24 ..................      2,050       1,834,750
                                                   -----------
Venezuela--0.0%
Discount Bonds FRN
 Series W-B
 3.00%, 3/31/20 ...................        216         163,080
                                                   -----------
Total Collateralized Brady Bonds
 (cost $1,771,482) ................                  2,122,930
                                                   -----------
Total Sovereign Debt Obligations
 (cost $571,718,864)...............                684,123,337
                                                   -----------
CORPORATE DEBT OBLIGATIONS--9.7%
BBVA Bancomer Capital Trust
 10.50%, 2/16/11(b) ...............      5,500       5,981,250
GH Water Supply Holding Ltd.
 7.00%, 6/22/08(b) ................         61          59,351
Grupo Iusacell SA de CV
 14.25%, 12/01/06 .................      3,880       4,006,100
Hanvit Bank
 11.75%, 3/01/10(b)(c) ............      3,000       3,442,500
 12.75%, 3/01/10(b)(c) ............     16,270      18,995,225
Innova S De. R.L.
 12.875%, 4/01/07 .................     14,600      13,249,500
Mexico City Toluca Toll Road
 11.00%, 5/19/02(b) ...............     11,710       9,367,971
Mobile Telesystem Finance
 10.95%, 12/21/04(b) ..............     10,500      10,710,000
Monterrey Power SA de CV
 9.625%, 11/15/09(b) ..............      3,609       3,843,881
Netia Holdings BV
 Series B
 11.25%, 11/01/07(e) ..............      4,000         660,000
 13.125%, 6/15/09(e) ..............      5,555         916,575
Pemex Project Funding Master Trust
 8.00%, 11/15/11(b) ...............      4,800       4,872,000
Petrobras International Finance
 9.125%, 2/01/07(b) ...............      3,700       3,769,375
                                                   -----------
Total Corporate Debt Obligations
 (cost $84,525,140)................                 79,873,728
                                                   -----------

                                                     Shares or
                                                     Principal
                                                      Amount
                                                       (000)       U.S. $ Value
                                                    ----------   ---------------
COMMON STOCKS--0.0%
Pegasus Media & Communications, Inc.(f)
 (cost $35,817)..................................    $22,564      $     68,143
                                                                  ------------
WARRANTS--0.0%
Central Bank of Nigeria
 Warrants, expiring 11/15/20(f) .................     30,500               -0-
Republic of Venezuela
 Warrants, expiring 4/15/20(f) ..................     25,000               -0-
                                                                  ------------
Total Warrants
 (cost $0).......................................                          -0-
                                                                  ------------
SHORT-TERM INVESTMENT--7.4%
Time Deposit--7.4%
Bank of New York
 1.50%, 4/01/02
 (cost $60,500,000)..............................    $60,500        60,500,000
                                                                  ------------
Total Investments --100.1%
 (cost $716,779,821).............................                  824,565,208
Other assets less liabilities -- (0.1%) .........                     (812,366)
                                                                  ------------
Net Assets--100% ................................                 $823,752,842
                                                                  ============

(a) Securities, or portions thereof, with an aggregate market value of $128,385,333 have been segregated to collateralize reverse repurchase agreements.

(b) Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2002, these securities amounted to $289,546,948 or 35.1% of net assets.

(c) Coupon increases periodically based upon a predetermined schedule. Stated interest rate in effect at March 31, 2002.

(d) Sovereign debt obligations issued as part of a debt restructuring that are collateralized in full as to principal due at maturity by U.S. Treasury zero coupon obligations which have the same maturity as the Brady Bond.

(e)  Security is in default and is non-income producing.

(f)  Non-income producing security.

Glossary of Terms:

DCB--Debt Conversion Bonds.

FLIRB--Front Loaded Interest Reduction Bond.

FRN--Floating Rate Note.

VRN--Variable Rate Note.


See notes to financial statements.

STATEMENT OF ASSETS & LIABILITIES
March 31, 2002

Assets
Investments in securities, at value
 (cost $716,779,821)............................................................   $824,565,208
Cash ...........................................................................        383,972
Receivable for investment securities sold ......................................    101,011,693
Interest receivable ............................................................     19,045,671
Due from broker ................................................................      7,134,111
                                                                                   -------------
Total assets ...................................................................    952,140,655
                                                                                   -------------
Liabilities
Reverse repurchase agreements ..................................................    118,242,700
Payable for investment securities purchased ....................................      8,469,643
Advisory fee payable ...........................................................        856,922
Administrative fee payable .....................................................        320,984
Unrealized depreciation on credit default swap contract ........................        180,000
Accrued expenses ...............................................................        317,564
                                                                                   -------------
Total liabilities ..............................................................    128,387,813
                                                                                   -------------
Net Assets .....................................................................   $823,752,842
                                                                                   =============
Composition of Net Assets
Capital stock, at par ..........................................................   $    778,503
Additional paid-in capital .....................................................   1,048,473,894
Undistributed net investment income ............................................      2,027,414
Accumulated net realized loss on investments, written options, swap contract and
 foreign currency transactions .................................................   (335,132,320)
Net unrealized appreciation on investments, swap contract and foreign currency
 transactions ..................................................................    107,605,351
                                                                                   -------------
                                                                                   $823,752,842
                                                                                   =============
Net Asset Value Per Share
 (based on 77,850,368 shares outstanding) ......................................   $      10.58
                                                                                   =============


See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2002

Investment Income
Interest .........................................................                    $  114,154,214
Expenses
Advisory fee .....................................................   $7,838,355
Administrative fee ...............................................    1,175,753
Custodian ........................................................      435,941
Printing .........................................................      206,983
Transfer agency ..................................................      163,775
Registration .....................................................       98,607
Audit and legal ..................................................       96,306
Directors' fees ..................................................       46,204
Miscellaneous ....................................................       20,453
                                                                     ----------
Total expenses before interest ...................................   10,082,377
Interest expense .................................................    4,633,537
                                                                     ----------
Total expenses ...................................................                        14,715,914
                                                                                      --------------
Net investment income ............................................                        99,438,300
                                                                                      --------------
Realized and Unrealized Gain (Loss) on Investments
Net realized loss on investment transactions .....................                      (108,903,995)
Net realized gain on written options .............................                           491,449
Net realized gain on foreign currency transactions ...............                             1,236
Net change in unrealized appreciation/depreciation of
 investments, swap contract and foreign currency transactions.....                       126,469,696
                                                                                      --------------
Net gain on investments, written options, swap contract and
 foreign currency transactions ...................................                        18,058,386
                                                                                      --------------
Net Increase in Net Assets from Operations .......................                    $  117,496,686
                                                                                      ==============


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

                                                                         Year Ended         Year Ended
                                                                         March 31,           March 31,
                                                                            2002               2001
                                                                     -----------------   ----------------
Increase (Decrease) in Net Assets from Operations
Net investment income ............................................    $   99,438,300      $  92,532,505
Net realized loss on investments, written options and foreign
 currency transactions ...........................................      (108,411,310)       (12,595,060)
Net change in unrealized appreciation/depreciation of
 investments, swap contract and foreign currency transactions.....       126,469,696        (30,993,208)
                                                                      --------------      -------------
Net increase in net assets from operations .......................       117,496,686         48,944,237
Dividends to Shareholders from:
Net investment income ............................................      (101,219,354)       (84,858,706)
                                                                      --------------      -------------
Total increase (decrease) ........................................        16,277,332        (35,914,469)
Net Assets
Beginning of period ..............................................       807,475,510        843,389,979
                                                                      --------------      -------------
End of period (including undistributed net investment income
 of $2,027,414 and $4,003,924, respectively)......................    $  823,752,842      $ 807,475,510
                                                                      ==============      =============


See notes to financial statements.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2002

Increase (Decrease) in Cash From:
Operating Activities:
Interest received ................................................    $     99,761,682
Interest expense paid ............................................          (4,532,541)
Operating expenses paid ..........................................          (9,851,902)
                                                                      ----------------
Net increase in cash from operating activities ...................                          $   85,377,239
Investing Activities:
Proceeds from disposition of long-term portfolio investments .....       1,650,633,808
Purchase of long-term portfolio investments ......................      (1,536,479,813)
Proceeds from disposition of short-term portfolio investments,
 net .............................................................          38,968,999
                                                                      ----------------
Net increase in cash from investing activities ...................                             153,122,994
Financing Activities:
Decrease in reverse repurchase agreements ........................        (136,944,904)
Cash dividends paid ..............................................        (101,219,354)
                                                                      ----------------
Net decrease in cash from financing activities ...................                            (238,164,258)
                                                                                            --------------
Net increase in cash .............................................                                 335,975
Cash at beginning of period ......................................                                  47,997
                                                                                            --------------
Cash at end of period ............................................                          $      383,972
                                                                                            ==============

----------------------------------------------------------------------------------------------------------
Reconciliation of Net Increase in Net Assets from
 Operations to Net Increase in Cash from Operating
 Activities:
Net increase in net assets from operations .......................                          $  117,496,686
Adjustments:
Decrease in interest receivable ..................................    $      5,139,218
Net realized loss on investments, written options and foreign
 currency transactions ...........................................         108,411,310
Net change in unrealized appreciation/depreciation of
 investments, swap contract and foreign currency transactions.....        (126,469,696)
Accretion of bond discount and amortization of bond premium.......         (19,531,750)
Increase in interest payable .....................................             100,996
Increase in accrued expenses .....................................             230,475
                                                                      ----------------
Total adjustments ................................................                             (32,119,447)
                                                                                            --------------
Net increase in cash from operating activities ...................                          $   85,377,239
                                                                                            ==============


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
March 31, 2002

NOTE A
Significant Accounting Policies

     Alliance World Dollar Government Fund II (the "Fund") was incorporated under the laws of the State of Maryland on May 20, 1993 and is registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Fund.

1. Security Valuation

     Portfolio securities traded on a national securities exchange or on a foreign securities exchange (other than foreign securities exchanges whose operations are similar to those of the United States over-the-counter market) are generally valued at the last reported sale price or, if there was no sale on such day, the last bid price quoted on such day. If no bid prices are quoted, then the security is valued at the mean of the bid and asked prices as obtained on that day from one or more dealers regularly making a market in that security. Securities traded on the over-the-counter market, securities listed on a foreign securities exchange whose operations are similar to the United States over-the-counter market and securities listed on a national securities exchange whose primary market is believed to be over-the-counter are valued at the mean of the closing bid and asked prices provided by two or more dealers regularly making a market in such securities. U.S. government securities and other debt securities which mature in 60 days or less are valued at amortized cost unless this method does not represent fair value. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by, or in accordance with procedures approved by, the Board of Directors. Fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

2. Taxes

     It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provision for federal income or excise taxes is required.

3. Investment Income and Investment Transactions

     Interest income is accrued daily. Investment transactions are accounted for on the date securities are purchased or sold. Investment gains and losses are determined on the identified cost basis. The Fund accretes discount as an adjustment to interest income.

4. Dividends and Distributions

     Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in accordance with accounting principles generally accepted in the United States. To the extent these differences are permanent, such amounts are re-classified within the capital accounts based on their federal tax basis treatment; temporary differences do not require such reclassification.

     During the current fiscal year, permanent differences primarily due to foreign currency transactions and tax character of bond premium resulted in a net increase in undistributed net investment income and a net increase in accumulated net realized loss on investments. This reclassification had no effect on net assets.

5. Change in Accounting Principle

     As required, effective April 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies, and began amortizing premium on debt securities for financial statement reporting purposes only. This change will have no impact on the net assets of the Fund. Prior to April 1, 2001, the Fund did not amortize premiums on debt securities.

     The cumulative effect of this accounting change resulted in a $223,614 decrease in cost of investments and a corresponding $223,614 decrease in net unrealized depreciation, based on investments owned by the Fund on April 1, 2001.

     The effect of this change for the year ended March 31, 2002, was to decrease net investment income by $451,332, increase net unrealized appreciation of investments by $424,410, and increase net realized gain on investment transactions by $26,922. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in accounting principle.

NOTE B
Advisory, Administrative Fees and Other Affiliated Transactions

     Under the terms of the Investment Advisory Agreement, the Fund pays Alliance Capital Management L.P. (the "Adviser") a monthly fee equal to the annualized rate of 1% of the Fund's average weekly net assets.

     Under the terms of the Administration Agreement, the Fund pays Alliance Capital Management L.P. (the "Administrator") a monthly fee equal to the annualized rate of .15 of 1% of the Fund's average weekly net assets. The Administrator provides administrative functions as well as other clerical services to the Fund and prepares financial and regulatory reports.

     The Fund entered into a Shareholder Inquiry Agency Agreement with Alliance Global Investor Services, Inc. (AGIS), an affiliate of the Adviser, whereby the Fund reimburses AGIS for costs relating to servicing phone inquiries for the Fund. During the year ended March 31, 2002, the Fund reimbursed AGIS $5,416, relating to shareholder servicing costs.

NOTE C
Investment Transactions

     Purchases and sales of investment securities (excluding short-term investments, U.S. government securities and U.S. government agencies) aggregated $1,511,379,283 and $1,630,210,968, respectively, for the year ended March 31, 2002. There were no purchases or sales of U.S. government and government agency obligations for the year ended March 31, 2002.

     At March 31, 2002, the cost of investments for federal income tax purposes was $724,479,612. Accordingly, gross unrealized appreciation of investments was $111,360,550 and gross unrealized depreciation of investments was $11,274,954, resulting in net unrealized appreciation of $100,085,596, excluding the swap contract.

1. Option Transactions

     For hedging purposes, the Fund purchases and writes (sells) put and call options on U.S. and foreign government securities and foreign currencies that are traded on U.S. and foreign securities exchanges and over-the-counter markets.

     The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as portfolio securities. The cost of securities acquired through the exercise of call options is increased by the premiums paid. The proceeds from securities sold through the exercise of put options are decreased by the premiums paid.

     When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from written options which expire unexercised are recorded by the Fund on the expiration date as realized gain from options written. The difference between the premium received and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the security or currency purchased by the Fund. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the option written. Exercise of an option written by the Fund could result in the Fund selling or buying a security or currency at a price different from the current market value.

     For the year ended March 31, 2002, the Fund had the following written option transactions:

                                                                    Number of
                                                                    Contracts          Premiums
                                                                ----------------   ---------------
Options outstanding at March 31, 2001 .......................              -0-      $        -0-
Options written .............................................       92,300,000         1,309,530
Options terminated in closing purchase transactions .........      (50,100,000)       (1,041,640)
Options expired .............................................      (42,200,000)         (267,890)
                                                                   -----------      ------------
Options outstanding at March 31, 2002 .......................              -0-      $        -0-
                                                                   ===========      ============

2. Swap Agreements

     The Fund enters into swaps to hedge its exposure to interest rates and credit risk. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

     Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Fund, and/or the termination value at the end of the contract. Therefore, the Fund considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the underlying value of the securities.

     The Fund records a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid in the interest period.

     Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). Fluctuations in the value of swap contracts are recorded for financial statement purposes as a component of net change in unrealized appreciation of investments and swap contracts.

     At March 31, 2002, the Fund had one credit default swap outstanding with Merrill Lynch (the "Counterparty") which provides, upon the occurrence of a credit event as defined in the swap agreement, for the Fund to purchase from Merrill Lynch at par and take delivery of $8,000,000 principal amount (the "Notional Amount") of United Mexican States, 9.875%, due 1/15/07. During the term of the swap agreement, the Fund will receive semi-annual fixed interest payments from the Counterparty calculated at a rate of 2.25% applied to the Notional Amount. The scheduled termination date of the swap is August 21, 2006. At March 31, 2002, the unrealized depreciation on this credit default swap contract was $180,000.

NOTE D
Distributions To Shareholders

     The tax character of distributions paid during the fiscal year ended March 31, 2002 and March 31, 2001 were as follows:

                                              2002              2001
                                        ----------------   --------------
Distributions paid from:
 Ordinary income ....................    $ 101,219,354      $84,858,706
                                         -------------      -----------
Total taxable distributions .........      101,219,354       84,858,706
                                         -------------      -----------
Total distributions paid ............    $ 101,219,354      $84,858,706
                                         =============      ===========

     As of March 31, 2002, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Undistributed ordinary income ..................      $     2,675,442
                                                      ---------------
Accumulated earnings ...........................            2,675,442
Accumulated capital and other losses ...........         (328,080,557)(a)
Unrealized appreciation/(depreciation) .........           99,905,560(b)
                                                      ---------------
Total accumulated earnings/(deficit) ...........      $  (225,499,555)
                                                      ===============

(a) On March 31, 2002, the Fund had a net capital loss carryforward of $294,801,468 of which $103,516,115 expires in the year 2007, $43,184,734 expires in the year 2008, $68,859,018 expires in the year 2009 and $79,241,601 expires in the year 2010. To the extent future capital gains are offset by capital loss carryforward, such gains will not be distributed. Net capital losses incurred after October 31, and within the taxable year are deemed to arise on the first business day of the Fund's next taxable year. For the year ended March 31, 2002, the Fund deferred to April 1, 2002, post October capital losses of $33,564,900 and post October currency losses of $4.

(b) The difference between book-basis and tax-basis unrealized appreciation/(depreciation) is attributable primarily to the tax deferral of losses on wash sales and the difference between book and tax amortization methods for premium and market discount.

NOTE E
Capital Stock

     There are 100,000,000 shares of $0.01 par value common stock authorized.

     Of the 77,850,368 shares outstanding at March 31, 2002, the Adviser owned 7,200 shares. During the years ended March 31, 2002 and March 31 2001, the Fund issued no shares in connection with the Fund's dividend reinvestment plan.

NOTE F
Reverse Repurchase Agreements

     Under a reverse repurchase agreement, the Fund sells securities and agrees to repurchase them at a mutually agreed upon date and price. At the time the Fund enters into a reverse repurchase agreement, it will establish a segregated account with the custodian containing liquid assets having a value at least equal to the repurchase price. "Due from broker" on the statement of assets and liabilities represents cash provided to the respective broker to collateralize reverse repurchase agreements, which is in addition to the market value of securities segregated to collateralize the reverse repurchase agreements as included in the portfolio of investments. As of March 31, 2002, the Fund had entered into the following reverse repurchase agreements:

    Amount                        Broker                    Interest Rate         Maturity
--------------   ---------------------------------------   ---------------   ------------------
 $11,539,372     Morgan Stanley Dean Witter                      1.85%         April 2, 2002
 $21,263,429     Morgan Stanley Dean Witter                      1.75%       December 31, 2002
 $21,263,429     Morgan Stanley Dean Witter                      1.75%       December 31, 2002
 $17,010,596     Morgan Stanley Dean Witter                      1.75%       December 31, 2002
 $17,010,743     Morgan Stanley Dean Witter                      1.75%       December 31, 2002
 $ 8,505,372     Morgan Stanley Dean Witter                      1.75%       December 31, 2002
 $11,660,900     UBS Securities                                  1.75%       December 31, 2002
 $ 9,988,859     Santander Investment Securities, Inc.           1.60%       December 31, 2002

     For the year ended March 31, 2002, the average amount of reverse repurchase agreements outstanding was approximately $142,608,027 and the daily weighted average annualized interest rate was 2.84%.

NOTE G
Concentration of Risk

     Investing in securities of foreign companies and foreign governments involves special risks, which include changes in foreign exchange rates and the possibility of future political and economic developments which could adversely affect the value of such securities. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of comparable U.S. companies and the United States government.

FINANCIAL HIGHLIGHTS
Selected Data For A Share Of Common Stock Outstanding Throughout Each Period

                                                                               Year Ended March 31,
                                                         ----------------------------------------------------------------
                                                           2002(a)       2001        2000         1999          1998
                                                         ----------- ----------- ----------- ------------- --------------
Net asset value, beginning of period ...................   $  10.37    $  10.83    $   8.52    $ 13.82      $    13.77
                                                           --------    --------    --------    -------      ----------
Income From Investment Operations
Net investment income(b) ...............................       1.32        1.25        1.16       1.20            1.30
Net realized and unrealized gain (loss) on
 investments and swap contracts ........................        .19        (.62)       2.29      (5.06)           1.70
                                                           --------    --------    --------    --------     ----------
Net increase (decrease) in net asset value from
 operations ............................................       1.51         .63        3.45      (3.86)           3.00
                                                           --------    --------    --------    --------     ----------
Less: Dividends and Distributions
Dividends from net investment income ...................      (1.30)       (1.09)     (1.10)     (1.44)          (1.42)
Tax return of capital ..................................        -0-         -0-        (.04)       -0-            -0-
Distributions from net realized gain on investments.....        -0-         -0-         -0-        -0-           (1.53)
                                                           --------    --------   ---------    --------     ----------
Total dividends and distributions ......................      (1.30)      (1.09)      (1.14)     (1.44)          (2.95)
                                                           --------    --------   ---------    --------     ----------
Net asset value, end of period .........................   $  10.58    $  10.37   $   10.83    $  8.52      $    13.82
                                                           ========    ========   =========    ========     ==========
Market value, end of period... .........................   $  10.32    $   9.15   $   9.188    $ 9.375      $    13.75
                                                           ========    ========   =========    ========     ==========
Total Return
Total investment return based on:(c)
 Market value ..........................................      27.02%      12.05%      11.15%    (20.95)%         26.49%
 Net asset value .......................................      16.22%       7.73%      44.16%    (28.44)%         23.48%
Ratios/Supplemental Data
Net assets, end of period (000's omitted) ..............  $ 823,753    $807,476    $843,390   $651,967      $1,029,791
Ratio to average net assets of:
 Expenses ..............................................       1.88%       1.90%       1.51%      1.31%           1.26%
 Expenses, excluding interest expense ..................       1.29%       1.28%       1.30%      1.31%           1.26%
 Net investment income .................................      12.69%      11.31%      12.33%     11.89%           8.92%
Portfolio turnover rate ................................        178%        203%        217%       262%            327%

(a) As required, effective April 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies, and began amortizing premium on debt securities for financial statement reporting purposes only. The effect of this change for the year ended March 31, 2002 was to decrease net investment income per share by $.01, increase net realized and unrealized gain on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 12.74% to 12.69%. Per share, ratios and supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

(b)  Based on average shares outstanding.

(c) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of the period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's Dividend Reinvestment Plan. Generally, total investment return based on net asset value will be higher than total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total investment return calculated for a period of less than one year is not annualized.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors of Alliance World Dollar Government Fund II, Inc.

     We have audited the accompanying statement of assets and liabilities of Alliance World Dollar Government Fund II, Inc., including the portfolio of investments, as of March 31, 2002, and the related statements of operations and cash flows for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2002, by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Alliance World Dollar Government Fund II, Inc. at March 31, 2002, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP

New York, New York
May 15, 2002